SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended December 31, 2006

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2006

INDEX

Financial Statements

       7001 Management Report
       7002 Balance Sheet
       7003 Statement of Income
       7004 Statement of Changes in Stockholders' Equity
       7005 Statement of Changes in Financial Position
       7006 Consolidated Balance Sheet
       7007 Consolidated Statement of Income
       7008 Consolidated Statement of Changes in Stockholders' Equity
       7009 Consolidated Statement of Changes in Financial Position
       7010 Financial Group Balance Sheet
       7011 Financial Group Statement of Income
       7012 Financial Group Statement of Changes in Financial Position
       7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

       7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

       7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

       7016 Marketable Securities by Type and Maturity
       7017 Marketable Securities by Balance Sheet Account and Maturity
       7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
       7019 Maturity of Lending Operations Portfolio
       7020 Flow of Lending Operations Portfolio
       7021 Geographical Distribution of Lending Operations Portfolio and Deposits
       7022 Risk Level of Lending Operations Portfolio
       7023 Lending Operations Portfolio by Index
       7024 Credit Assignment
       7025 Lending Operations Portfolio by Amount and Risk Level
       7026 Fixed Assets
       7027 Funding by Maturity

Risk Management

       7028 Operational Limits

Complemental Statistical Information

       7029 Branches Financial Information
       7030 Taxes and Charges
       7031 Correspondent Banks Transactions
       7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

       7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

       7034 Provisions
       7035 Capital
       7036 Cash Dividends Paid
       7037 Changes on Capital in the Reference Period
       7038 Commitments and Guarantees
       7039 Assets and Liabilities Denominated in Foreign Currency
       7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

The Brazilian Economy

In 2006, Brazil’s macroeconomic scenario remained favorable. During this period, mild inflation allowed the Brazilian Central Bank to continue to reduce the Selic rate, which closed the year at 13.25% p.a. Cumulative inflation (measured by IPCA) was 3.14%, almost 150 basis-points bellow the official Central Bank target.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$46.1 billion in 2006 – continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 2006 at 192 basis points, a drop of 113 basis-points compared to that registered at the end of 2005.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate (8.7%), reaching R$2.14 per US-Dollar at the end of the year, despite the Central Bank intervention in the FX market, buying US-Dollars. Such acquisitions raised the level of the Brazilian international reserves that ended the 2006 at US$85.8 billion, above the US$53.8 billion verified at the end of 2005.

GDP growth was below expectations in 2006. Unibanco expect it to reach 2.7% at the end of the year. The government has maintained the fiscal austerity. The debt/GDP ratio reached 50% in December 2006, stable when compared to the end of 2005. The Public Sector Primary Surplus amounted to 4.35% of the GDP in the last 12 months, slightly above the 2006 government target of 4.25% .

Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Insurance and Private Pension Plans, and Wealth Management.

Retail

In December 2006, Unibanco’s Retail segment reached approximately 24 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Dibens and Unibanco Financeira finances cars and heavy vehicles (auto financing).

In 2006, the highlight was the increase of 26.7% in credit cards loan portfolio, mainly as a consequence of the client base increase and of new commercial initiatives in Unicard and Hipercard.

During the second half of 2006, Unibanco established new partnerships with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul, which are still pending approval of Brazilian Central Bank. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Unibanco closed out the year with a network of 940 branches and 316 corporate-site branches. The New Service Model, known as “Novo Modelo de Atendimento”, which aims at improving the quality of service, was implemented in 100% of the branch network.

Fininvest had 714 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale as of December 2006. At the same date, LuizaCred had 341 points-of-sale while PontoCred had 378.

Wholesale

The Wholesale segment serves companies with annual sales over R$150 million, in addition to institutional investors. During 2006, efforts to expand the active client base and increase synergies among Unibanco’s various businesses led not only to an increased number of product offerings through cross-selling, but also to the addition of new economic groups. Differentiated products and services like cash management and derivatives served as the highlights of this period.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2.5 billion during the year, with a 8.6% market share, maintaining its 3rd place in the BNDES overall ranking. During 2006, Unibanco also disbursed R$798 million in BNDES-exim–funded loans.

In 2006, Unibanco consolidated the restructuring of the Investment Bank activity, creating opportunities for new deals and positioning itself as one of the most important capital markets institutions in Brazil. The highlight was the coordination of debentures issuances in the Fixed Income market, which has 10.5% of market share, according to Anbid.

The Equity Research department was recognized as one of the Top 10 Research Houses in the 2006 ranking of Institutional Investor’s All-Brazil Research Team, winning the 1st place in the Natural Resources category, and placing 3rd in the category of Consumer Goods.

Insurance and Private Pension Plans

ROAE for the Insurance and Private Pension Plan businesses was 22.4% and the combined revenues from the Insurance and Private Pension Plan businesses were R$4,845 million in 2006.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 2006 from 98.3% in 2005. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.8% in 2006.

In July, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

Unibanco AIG Seguros is the leader in the segments of commercial lines, production and energy distribution, environment, D&O (Directors and Officers), and extended warranty products. At the commercial lines segment Unibanco has an important position, with 30% market share.

Wealth Management

Unibanco Asset Management (UAM) ended December 2006 with R$43,780 million in assets under management, up 17.1% in 12 months. Its market share as of December 2006 stood at 4.6% (Source: Anbid).

Assets under management at the Private Bank grew by 25.1% over the year. Unibanco Private Bank ranked 2nd in the industry, with 10% market share in December 2006.

In July 2006, Unibanco Private Bank was one of the first institutions to receive Anbid´s certification for the local market.

Unibanco Private Bank was chosen by Euromoney Maganize as the best local Private Bank in Brazil and Latin America in twenty categories, among them: Relationship with Clients, Management of Equity Portfolio, FX Operations, Corporate Client Advisory, Family Office Service, Succession Planning and Trust Service.

Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. For the past 10 years, the Great Place to Work® Institute Brasil has selected companies that excel in personnel management. The company selection methodology is recognized all over the world and has been used in over 60 countries. The survey is published by Epoca magazine in Brazil.

Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” with over 10,000 employees, according to Valor Econômico newspaper in a study conducted by the Hay Group.

In 2006, Unibanco launched and spread among its employees its internal culture, known as Jeito Unibanco, which comprises the 10 attitudes expected from each employee. In order to define Jeito Unibanco, approximately 8,500 employees from different areas, offices and regions of the country, participated in qualitative and quantitative surveys.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives to Unibanco’s 32,956 professionals.

Corporate Risk Management

Unibanco adopts leading-edge internationally proven methods of risk management, with an independent and integrated structure. Unibanco’s risk control department developed a proprietary methodology to calculate and allocate economic capital that consolidates risks and contributes to the optimization of the bank’s risk/return ratio.

The management of market risk and liquidity is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VaR, sensitivity analysis and stress testing.

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

Corporate Governance

Innovation and pioneering work have been at the core of Unibanco's history. Unibanco has been adopting the best corporate governance practices, attending essential requirements of transparency and respect for the market, longer before there was a regulation about it and before it was subject for the media. In 1997, Unibanco was the first Brazilian Bank to issue ADRs in the New York Stock exchange. A few years later, in 2001, it was a member of the first group of companies to voluntarily join Bovespa's Level 1 of Corporate Governance. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

Interest on Capital Stock

Unibanco distributed the net amount of R$757 million in interest on capital stock related to 2006 profits, up 22.7% when compared to 2005. The total of interest on capital stock per Unit and interest on capital stock per GDS posted a 27.6% growth in 2006 when compared to 2005. The calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 wasn’t affected by the extraordinary impact of the acceleration of goodwill amortization. The total amount of Interest on the Capital Stock/Dividends represented a payout of 36% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization in 2006, after the constitution of the legal reserve.

Stock Exchange Indices

Unibanco was selected again to be part of the ISE index in 2007. The Bovespa's Corporate Sustainability Index main purpose is to create an investment environment, compatible with society’s demand for a sustainable development as well as stimulating ethical responsibility among corporations. ISE reflects the return of a portfolio comprised by stocks of companies committed to social responsibility and corporate sustainability, and acts to promote good practices in the Brazilian market.

The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending April 2007.

Index	Weight (%) Jan to Apr-07
Ibovespa	1.923

IBrX-50	3.879

IBrX-100	3.369

IGC Corporate Governance Index	3.967

ISE Sustainability Index*	5.884

* Valid from December 2006 to November 2007.

Stocks

Unibanco’s Units gained 47% in 2006. The Ibovespa increased 33% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 95%.

The graphs below trace the stocks’ performance in both domestic and international markets over the last two years:

Stock Dividends

Unibanco and Unibanco Holdings approved, in Extraordinary Shareholders’ Meetings, held on June 29, 2006, the increase of their respective corporate capital through the issuance of new shares (stock dividend -bonificação de ações), in the proportion of 100%.

With the stock dividend, the value of each class of shares traded on the Bovespa began to correspond to half of the closing value on the record date (July 17th). Given that the number of outstanding shares was doubled, the total investment value remained unchanged.

The purpose of the stock dividend was to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

The Global Depositary Shares (GDSs) traded on the New York Stock Exchange (NYSE), each of which used to represent 5 Units, currently represents 10 Units.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the year ended on December 31, 2006, Unibanco paid for professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$812 thousand, or approximately 7% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

Social and Environmental Responsibility

Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Unibanco Institute

The Unibanco Institute was founded in 1982 with the purpose of managing and supporting all the social activities of Unibanco; and in 2002 its mission was reviewed with the intent of focusing further in education. Aware of its social goals, the Institute pursues the development of teenagers and young adults as a means of developing future human resources. It acts in five main fronts:

  Extended education;
  Teacher training;
  Training for the labor market;
  School Equivalency Programs;
  Environmental education.

The main highlights of 2006 were:

  Jovem de Futuro Project – a pioneering project focused on high school students, with the purpose of training teachers and giving incentives to students, in addition to improving the management of school funds.
  GIFE (Group of Institutes, Foundations and Enterprises) Education Census – it is a thorough study of the education area, which is a priority for the investments of 81% of the GIFE members.
  Edital 2006 – publication released by the Unibanco Institute with the purpose of recognizing projects in the Southeast and Northeast regions of Brazil that are based on the “Menor Aprendiz” project.
  Unibanco Institute Managerial Decision Contest – it is a partnership with Junior Achievement Association, through which an interactive game introduces business concepts for high school students.

The Unibanco Institute was granted several awards in 2006 for its work, and the main highlights of the second half were:

  Brazilian Association of Corporate Communication - ABERJE Award – case Panorama Social
  Von Martius Award – case Natureza Jovem
Moreira Salles Institute

The Moreira Salles Institute (IMS) was founded in 1990 with the commitment to make culture more accessible to the general population. Its activities are performed through its Cultural Centers and Galleries and the Espaços Unibanco de Cinema (movie theaters). It pursuits to promote, develop and disseminate the Brazilian culture, especially through photography, literature, cinema, plastic arts and Brazilian popular music.

Throughout 2006, over 120 thousand persons visited its Cultural Centers and more than 3 million persons attended the movie sessions sponsored by the Institute at the Espaços Unibanco de Cinema/Unibanco Artplex.

Among the Institute’s main undertakings in 2006 are:
  The Institute made its cultural collection available to the public, by means of a partnership with the Brazilian internet content and service provider UOL; and since December 2006 the public can research online most of the Institute’s collection at no cost.
  Brasil de Marc Ferrez – exhibition of the Institute’s collection of photographs in several places throughout Brazil and also at the Carnavalet Museum in Paris.
  Exhibition Georges Leuzinger – a 19th Century Pioneer held in Rio de Janeiro, and included the release of the third edition of Cadernos de Fotografia Brasileira (Brazilian Photography Book) about the Swiss photographer and entrepreneur Georges Leuzinger (1813-1892).
  Acquisition of literature books, music and photographs, in addition to providing courses, sponsoring events and musical performances.
Equator Principles 2

Unibanco was the first bank based in a developing country to adopt the Equator Principles. In July 2006, Unibanco reinforced its commitment by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC).

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected by the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$ 10 million or more in financing, from the prior minimum of US$ 50 million.

Aterro Bandeirantes

Unibanco was the winner of the 6th edition of the "Valor Social" Award in the category "Respect to the environment", with the project "Usina Termoelétrica Bandeirantes" (Bandeirantes Thermoelectric Plant). The project is a joint initiative of Unibanco, Biogás and the Municipality of São Paulo, focusing on executing a project of social-environmental responsibility and reduction in the electric energy expenses in their premises. The Usina Bandeirantes is the largest biogas plant in the world and the first one in Brazil.

174 projects were registered for the award, by several companies all over Brazil. Unibanco was twice awarded, being chosen by a specialist judging panel and by people's judging panel, which recognized such relevant work developed at the social-environmental responsibility level.

7002 - BALANCE SHEET

CODE	DESCRIPTION	December 31, 2006

10.0.0.00.00.00	TOTAL ASSETS	102,698,303
10.1.0.00.00.00	CURRENT ASSETS	59,105,840
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,201,720
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	24,597,283
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	14,512,414
10.1.2.22.00.00	Interbank Deposits	10,084,869
10.1.3.00.00.00	MARKETABLE SECURITIES	5,005,430
10.1.3.10.00.00	Own Portfolio	3,217,099
10.1.3.20.00.00	Subject to Repurchase Commitments	944,273
10.1.3.45.00.00	Securities Purchased Under Resale Agreements	27,997
10.1.3.40.00.00	Pledged under Guarantees Rendered	198,196
10.1.3.85.00.00	Derivative Financial Instruments	617,866
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,077,128
10.1.4.10.00.00	Payments and Receipts Pending Settlement	22,126
10.1.4.20.00.00	Compulsory Deposits	5,018,260
10.1.4.20.10.00	Brazilian Central Bank	5,017,423
10.1.4.20.40.00	National Housing System - SFH	837
10.1.4.80.00.00	Correspondent Banks	36,742
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	42,480
10.1.5.10.00.00	Third-party Funds in Transit	1,508
10.1.5.20.00.00	Internal Transfers of Funds	40,972
10.1.6.00.00.00	LENDING OPERATIONS	17,622,198
10.1.6.10.00.00	Lending Operations	18,688,876
10.1.6.10.10.00	Public Sector	196,927
10.1.6.10.20.00	Private Sector	18,491,949
10.1.6.90.00.00	Allowance for Losses on Lending	(1,066,678)
10.1.7.00.00.00	LEASING OPERATIONS	38,595
10.1.7.10.00.00	Leasing Operations	38,803
10.1.7.10.20.00	Private Sector	38,803
10.1.7.90.00.00	Allowance for Losses on Leasing	(208)
10.1.8.00.00.00	OTHER CREDITS	5,159,495
10.1.8.20.00.00	Foreign Exchange Portfolio	3,429,393
10.1.8.30.00.00	Income Receivable	138,131
10.1.8.40.00.00	Negotiation and Intermediation of Securities	26,714
10.1.8.70.00.00	Sundry	1,579,921
10.1.8.90.00.00	Allowance for Losses on Other Credits	(14,663)
10.1.9.00.00.00	OTHER ASSETS	361,509
10.1.9.40.00.00	Other Assets	162,736
10.1.9.70.00.00	Allowance for Other Assets Losses	(28,161)
10.1.9.90.00.00	Prepaid Expenses	226,934
10.2.0.00.00.00	LONG-TERM ASSETS	32,947,827
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,270,913
10.2.2.22.00.00	Interbank Deposits	1,270,913
10.2.3.00.00.00	MARKETABLE SECURITIES	17,211,418
10.2.3.10.00.00	Own Portfolio	3,273,808
10.2.3.20.00.00	Subject to Repurchase Commitments	13,370,907
10.2.3.40.00.00	Pledged under Guarantees Rendered	231,649
10.2.3.85.00.00	Derivative Financial Instruments	335,054
10.2.4.00.00.00	INTERBANK ACCOUNTS	52,869
10.2.4.20.00.00	Compulsory Deposits	52,869
10.2.4.20.40.00	National Housing System - SFH	52,869
10.2.6.00.00.00	LENDING OPERATIONS	11,562,190
10.2.6.10.00.00	Lending Operations	12,098,061
10.2.6.10.10.00	Public Sector	748,583
10.2.6.10.20.00	Private Sector	11,349,478
10.2.6.90.00.00	Allowance for Losses on Lending	(535,871)
10.2.7.00.00.00	LEASING OPERATIONS	48,713
10.2.7.10.00.00	Leasing Operations	48,713
10.2.7.10.20.00	Private Sector	48,975
10.2.7.90.00.00	Allowance for Losses on Leasing	(262)
10.2.8.00.00.00	OTHER CREDITS	2,420,748
10.2.8.10.00.00	Receivables on Guarantees Honored	4,148
10.2.8.20.00.00	Foreign Exchange Portfolio	21,223
10.2.8.30.00.00	Income Receivable	31,616
10.2.8.70.00.00	Sundry	2,366,954
10.2.8.90.00.00	Allowance for Losses on Other Credits	(3,194)
10.2.9.00.00.00	OTHER ASSETS	380,975
10.2.9.90.00.00	Prepaid Expenses	380,975
10.3.0.00.00.00	PERMANENT ASSETS	10,644,636
10.3.1.00.00.00	INVESTMENTS	9,809,289
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	9,778,619
10.3.1.20.10.00	Local	7,000,038
10.3.1.20.20.00	Foreign	2,778,580
10.3.1.50.00.00	Other Investments	61,405
10.3.1.90.00.00	Allowance for Losses	(30,735)
10.3.2.00.00.00	FIXED ASSETS	342,995
10.3.2.30.00.00	Land and buildings in use	182,996
10.3.2.40.00.00	Other Fixed Assets	898,542
10.3.2.90.00.00	Accumulated Depreciation	(738,543)
10.3.4.00.00.00	DEFERRED CHARGES	492,353
10.3.4.10.00.00	Organization and Expansion Costs	909,706
10.3.4.90.00.00	Accumulated Amortization	(417,353)
40.0.0.00.00.00	TOTAL LIABILITIES	102,698,302.69
40.1.0.00.00.00	CURRENT LIABILITIES	46,467,097
40.1.1.00.00.00	DEPOSITS	21,893,444
40.1.1.10.00.00	Demand Deposits	4,546,743
40.1.1.20.00.00	Savings Deposits	6,279,088
40.1.1.30.00.00	Interbank Deposits	969,087
40.1.1.40.00.00	Time Deposits	9,970,642
40.1.1.90.00.00	Other Deposits	127,884
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	13,195,686
40.1.2.10.00.00	Own Portfolio	7,692,381
40.1.2.20.00.00	Third Parties Portfolio	4,459,324
40.1.2.30.00.00	Unrestricted Portfolio	1,043,981
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,689,521
40.1.3.30.00.00	Mortgage Notes	444,474
40.1.3.50.00.00	Securities Abroad	411,373
40.1.3.60.00.00	Real estate notes	833,674
40.1.4.00.00.00	INTERBANK ACCOUNTS	165,733
40.1.4.10.00.00	Receipts and Payments Pending Settlement	34,356
40.1.4.40.00.00	Correspondent Banks	131,377
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	527,689
40.1.5.10.00.00	Third-Party Funds in Transit	519,303
40.1.5.20.00.00	Internal Transfer of Funds	8,386
40.1.6.00.00.00	BORROWINGS	1,685,977
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	195
40.1.6.30.00.00	Foreign Borrowings	1,685,781
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,004,639
40.1.7.10.00.00	National Treasury	96,582
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,239,695
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	656,123
40.1.7.90.00.00	Other Institutions	12,239
40.1.8.00.00.00	FOREIGN ONLENDINGS	18,724
40.1.8.10.00.00	Foreign Onlendings	18,724
40.1.9.00.00.00	OTHER LIABILITIES	5,285,684
40.1.9.10.00.00	Collection of Taxes and Social Contributions	44,428
40.1.9.20.00.00	Foreign Exchange Portfolio	2,574,561
40.1.9.30.00.00	Social and Statutory	560,432
40.1.9.40.00.00	Taxes and Social Security	387,409
40.1.9.50.00.00	Negotiation and Intermediation of Securities	49,313
40.1.9.85.00.00	Subordinated Debit	452,485
40.1.9.87.00.00	Derivative Financial Instruments	563,647
40.1.9.90.00.00	Sundry	653,409
40.2.0.00.00.00	LONG-TERM LIABILITIES	46,294,958
40.2.1.00.00.00	DEPOSITS	25,175,447
40.2.1.30.00.00	Interbank Deposits	10,360,731
40.2.1.40.00.00	Time Deposits	14,814,716
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,876,932
40.2.2.10.00.00	Own Portfolio	6,876,932
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,256,999
40.2.3.50.00.00	Securities Abroad	3,256,999
40.2.6.00.00.00	BORROWINGS	1,288,986
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	508
40.2.6.30.00.00	Foreign Borrowings	1,288,478
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,634,620
40.2.7.10.00.00	National Treasury	57,555
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,074,086
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,413,124
40.2.7.90.00.00	Other Institutions	89,854
40.2.8.00.00.00	FOREIGN ONLENDINGS	44,809
40.2.8.10.00.00	Foreign Onlendings	44,809
40.2.9.00.00.00	OTHER LIABILITIES	6,017,165
40.2.9.20.00.00	Foreign Exchange Portfolio	21,110
40.2.9.40.00.00	Taxes and Social Security	1,057,269
40.2.9.85.00.00	Subordinated Debt	2,824,668
40.2.9.87.00.00	Derivative Financial Instruments	154,643
40.2.9.90.00.00	Sundry	1,959,475
40.5.0.00.00.00	DEFERRED INCOME	15,391
40.5.1.00.00.00	Deferred Income	15,391
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,920,856.95
40.6.1.00.00.00	Capital	8,000,000
40.6.1.10.00.00	Local Residents	5,461,311
40.6.1.20.00.00	Foreign Residents	2,538,689
40.6.4.00.00.00	Capital Reserves	160,292
40.6.5.00.00.00	Revaluation Reserves	5,381
40.6.6.00.00.00	Revenue Reserves	1,916,030
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(117,649)
40.6.9.00.00.00	Treasury Stocks	(43,197)

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From September 1, 2006 to December 31, 2006	From January 1, 2006 to December 31, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,540,299.95	13,703,579.12
10.1.1.10.10.11	Lending Operations	1,647,698.42	6,468,210.70
10.1.1.10.10.15	Marketable Securities	1,559,170.39	5,912,839.97
10.1.1.10.10.16	Derivative Financial Instruments	176,727.29	819,821.31
10.1.1.10.10.17	Foreign Exchange Transactions	47,817.18	16,903.33
10.1.1.10.10.19	Compulsory Deposits	108,886.67	485,803.81
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,357,403.69)	(9,227,024.72)
10.1.1.10.20.12	Deposits and Securities Sold	(1,940,120.76)	(7,651,111.28)
10.1.1.10.20.14	Borrowings and Onlendings	(183,487.94)	(502,131.97)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(233,794.99)	(1,073,781.47)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,182,896.26	4,476,554.40
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(426,433.67)	(2,105,328.96)
10.1.1.20.21.00	Services Rendered	510,243.62	1,964,070.27
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(437,238.84)	(1,716,178.05)
10.1.1.20.24.00	Other Administrative Expenses	(486,550.31)	(1,781,497.54)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(74,543.82)	(515,523.48)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	401,947	1,162,155.16
10.1.1.20.25.00	Other Operating Income	5,357.22	172,483.42
10.1.1.20.32.00	Other Operating Expenses	(345,648.54)	(1,390,838.74)
10.1.1.00.00.00	OPERATING INCOME	756,462.59	2,371,225.44
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(10,122.23)	(38,073.91)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	746,340.36	2,333,151.53
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(58,806.64)	(179,487.35)
10.2.1.00.00.00	Provision for Income Tax	(25,875.30)	(188,198.03)
10.2.2.00.00.00	Provision for Social Contribution	(10,763.13)	(75,563.13)
10.2.3.00.00.00	Deferred Tax Asset	(22,168.21)	84,273.81
10.3.0.00.00.00	PROFIT SHARING	(111,994.59)	(403,653.50)
10.0.0.00.00.00	NET INCOME	575,539.13	1,750,010.68
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(263,712.21)	(890,485.38)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.0002055357491172	0.0006249614271697

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

					LEGAL	STATUTORY

00.0.1.00.00.00	AT SEPTEMBER 1, 2006	8,000,000	160,037	5,416	536,452	1,070,018	(115,137)	-	(46,807)	9,609,979
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	5,022	-	5,022
00.0.1.03.00.00	TRANSFER OF RESERVES	-	-	-	-	108,874	-	(108,874)	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	(2,512)	-	-	(2,512)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELLATION	-	-	-	-	(7,288)	-	-	3,609	(3,679)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	255	-	-	-	-	-	-	255
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBSIDIARIES/ASSOCIATED	-	-	(35)	-	-	-	-	-	(35)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	575,539	-	575,539
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	34,083	173,892	-	(207,975)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(263,712)	-	(263,712)
00.0.1.01.00.00	AT DECEMBER 31, 2006	8,000,000	160,292	5,381	570,535	1,345,496	(117,649)	-	(43,198)	9,920,857
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	255	(35)	34,083	275,478	(2,512)	-	3,609	310,878
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE					0.000094176544753

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From September 1, 2006 to December 31, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	8,109,555
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	274,957
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(6,390)
10.5.0.00.00.00	THIRD PARTY FUNDS	7,840,988
10.5.1.00.00.00	Increase in Liabilities	3,583,028
10.5.1.01.00.00	Deposits	2,305,417
10.5.1.04.00.00	Real estate notes	663,652
10.5.1.05.00.00	Mortgage notes	613,959
10.5.2.00.00.00	Decrease in Assets	4,007,280
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	3,238,415
10.5.2.03.00.00	Interbank and Interdepartmental accounts	552,930
10.5.2.06.00.00	Other Credits	215,935
10.5.3.00.00.00	Sale of Assets and Investments	25,165
10.5.3.02.00.00	Foreclosed Assets	19,921
10.5.3.03.00.00	Fixed Assets	5,083
10.5.3.05.00.00	Investments	160
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	225,515
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	8,209,673
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	263,712
20.3.0.00.00.00	Issued own stocks acquisitions	3,678
20.4.0.00.00.00	INVESTMENTS IN	403,172
20.4.2.00.00.00	Foreclosed Assets	76,497
20.4.3.00.00.00	Fixed Assets	40,932
20.4.5.00.00.00	Investments	285,743
20.5.0.00.00.00	DEFERRED CHARGES	59,998
20.6.0.00.00.00	INCREASE IN ASSETS	6,065,398
20.6.1.00.00.00	Interbank Investments	5,102,053
20.6.4.00.00.00	Lending Operations	849,923
20.6.5.00.00.00	Leasing Operations	87,309
20.6.7.00.00.00	Other Assets	26,114
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,413,715
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	297,795
20.7.2500.00.00	Real estate notes	354,045
20.7.7.00.00.00	Interbank and Interdepartmental accounts	390,191
20.7.9.00.00.00	Other Liabilities	371,683
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(100,118)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,301,838
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,201,720
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(100,118)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31, 2006

10.0.0.00.00.00	TOTAL ASSETS	103,777,871.34
10.1.0.00.00.00	CURRENT ASSETS	73,594,209.50
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,349,159.74
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	19,192,246.10
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	14,515,132.74
10.1.2.22.00.00	Interbank Deposits	4,677,113.36
10.1.3.00.00.00	MARKETABLE SECURITIES	12,283,077.51
10.1.3.10.00.00	Own Portfolio	10,253,637.80
10.1.3.20.00.00	Subject to Repurchase Commitments	947,489.30
10.1.3.45.00.00	Securities Purchased Under Resale Agreements	27,997.10
10.1.3.70.00.00	Pledged with Brazilian Central Bank	26,656.59
10.1.3.40.00.00	Pledged under Guarantees Rendered	387,156.62
10.1.3.85.00.00	Derivative Financial Instruments	640,140.10
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,243,940.45
10.1.4.10.00.00	Payments and Receipts Pending Settlement	23,031.14
10.1.4.20.00.00	Compulsory Deposits	5,177,504.96
10.1.4.20.10.00	Brazilian Central Bank	5,176,668.28
10.1.4.20.40.00	National Housing System - SFH	836.68
10.1.4.80.00.00	Correspondent Banks	43,404.35
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	42,819.72
10.1.5.10.00.00	Third-party Funds in Transit	1,508.49
10.1.5.20.00.00	Internal Transfers of Funds	41,311.23
10.1.6.00.00.00	LENDING OPERATIONS	23,436,091.51
10.1.6.10.00.00	Lending Operations	25,403,433.41
10.1.6.10.10.00	Public Sector	196,927.15
10.1.6.10.20.00	Private Sector	25,206,506.26
10.1.6.90.00.00	Allowance for Losses on Lending	(1,967,341.90)
10.1.7.00.00.00	LEASING OPERATIONS	893,951.20
10.1.7.10.00.00	Leasing Operations	910,563.68
10.1.7.10.20.00	Private Sector	910,563.68
10.1.7.90.00.00	Allowance for Losses on Leasing	(16,612.48)
10.1.8.00.00.00	OTHER CREDITS	10,220,284.27
10.1.8.20.00.00	Foreign Exchange Portfolio	3,429,392.60
10.1.8.30.00.00	Income Receivable	285,123.20
10.1.8.40.00.00	Negotiation and Intermediation of Securities	127,490.53
10.1.8.70.00.00	Sundry	6,450,979.70
10.1.8.90.00.00	Allowance for Losses on Other Credits	(72,701.76)
10.1.9.00.00.00	OTHER ASSETS	932,639.00
10.1.9.40.00.00	Other Assets	260,576.68
10.1.9.70.00.00	Allowance for Other Assets Losses	(59,109.61)
10.1.9.90.00.00	Prepaid Expenses	731,171.93
10.2.0.00.00.00	LONG-TERM ASSETS	27,686,355.44
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,069,494.50
10.2.2.22.00.00	Interbank Deposits	1,069,494.50
10.2.3.00.00.00	MARKETABLE SECURITIES	7,821,978.57
10.2.3.10.00.00	Own Portfolio	3,960,929.28
10.2.3.20.00.00	Subject to Repurchase Commitments	3,206,801.96
10.2.3.40.00.00	Pledged under Guarantees Rendered	314,007.13
10.2.3.85.00.00	Derivative Financial Instruments	340,240.20
10.2.4.00.00.00	INTERBANK ACCOUNTS	52,869.10
10.2.4.20.00.00	Compulsory Deposits	52,869.10
10.2.4.20.40.00	National Housing System - SFH	52,869.10
10.2.6.00.00.00	LENDING OPERATIONS	12,440,281.48
10.2.6.10.00.00	Lending Operations	13,020,502.84
10.2.6.10.10.00	Public Sector	748,583.32
10.2.6.10.20.00	Private Sector	12,271,919.52
10.2.6.90.00.00	Allowance for Losses on Lending	(580,221.36)
10.2.7.00.00.00	LEASING OPERATIONS	1,021,892.81
10.2.7.10.00.00	Leasing Operations	1,040,840.47
10.2.7.10.20.00	Private Sector	1,040,840.47
10.2.7.90.00.00	Allowance for Losses on Leasing	(18,947.66)
10.2.8.00.00.00	OTHER CREDITS	4,853,554.09
10.2.8.10.00.00	Receivables on Guarantees Honored	4,148.35
10.2.8.20.00.00	Foreign Exchange Portfolio	21,223.47
10.2.8.30.00.00	Income Receivable	40,153.93
10.2.8.70.00.00	Sundry	4,798,642.75
10.2.8.90.00.00	Allowance for Losses on Other Credits	(10,614.41)
10.2.9.00.00.00	OTHER ASSETS	426,284.89
10.2.9.90.00.00	Prepaid Expenses	426,284.89
10.3.0.00.00.00	PERMANENT ASSETS	2,497,306.40
10.3.1.00.00.00	INVESTMENTS	912,067.32
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	772,816.41
10.3.1.20.10.00	Local	772,816.41
10.3.1.50.00.00	Other Investments	205,573.87
10.3.1.90.00.00	Allowance for Losses	(66,322.96)
10.3.2.00.00.00	FIXED ASSETS	869,488.84
10.3.2.30.00.00	Land and buildings in use	625,076.57
10.3.2.40.00.00	Other Fixed Assets	1,569,791.71
10.3.2.90.00.00	Accumulated Depreciation	(1,325,379.44)
10.3.4.00.00.00	DEFERRED CHARGES	715,750.24
10.3.4.10.00.00	Organization and Expansion Costs	1,378,527.12
10.3.4.90.00.00	Accumulated Amortization	(662,776.88)
40.0.0.00.00.00	TOTAL LIABILITIES	103,777,871.34
40.1.0.00.00.00	CURRENT LIABILITIES	56,105,719.41
40.1.1.00.00.00	DEPOSITS	20,916,217.43
40.1.1.10.00.00	Demand Deposits	3,962,488.23
40.1.1.20.00.00	Savings Deposits	6,756,955.81
40.1.1.30.00.00	Interbank Deposits	259,204.61
40.1.1.40.00.00	Time Deposits	9,809,685.07
40.1.1.90.00.00	Other Deposits	127,883.71
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,017,219.54
40.1.2.10.00.00	Own Portfolio	7,687,147.09
40.1.2.20.00.00	Third Parties Portfolio	2,995,100.23
40.1.2.30.00.00	Unrestricted Portfolio	334,972.22
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,697,293.93
40.1.3.30.00.00	Mortgage Notes	468,196.27
40.1.3.50.00.00	Securities Abroad	395,423.66
40.1.3.60.00.00	Real estate notes	833,674.00
40.1.4.00.00.00	INTERBANK ACCOUNTS	127,033.11
40.1.4.10.00.00	Receipts and Payments Pending Settlement	39,758.67
40.1.4.40.00.00	Correspondent Banks	87,274.44
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	528,859.72
40.1.5.10.00.00	Third-Party Funds in Transit	519,316.78
40.1.5.20.00.00	Internal Transfer of Funds	9,542.94
40.1.6.00.00.00	BORROWINGS	1,894,095.57
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	195.24
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	154,412.10
40.1.6.30.00.00	Foreign Borrowings	1,739,488.23
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,411,399.83
40.1.7.10.00.00	National Treasury	96,582.03
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,239,694.88
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,062,883.49
40.1.7.90.00.00	Other Institutions	12,239.43
40.1.8.00.00.00	FOREIGN ONLENDINGS	18,724.03
40.1.8.10.00.00	Foreign Onlendings	18,724.03
40.1.9.00.00.00	OTHER LIABILITIES	17,494,876.25
40.1.9.10.00.00	Collection of Taxes and Social Contributions	93,265.07
40.1.9.20.00.00	Foreign Exchange Portfolio	2,574,561.49
40.1.9.30.00.00	Social and Statutory	616,266.43
40.1.9.40.00.00	Taxes and Social Security	751,985.16
40.1.9.50.00.00	Negotiation and Intermediation of Securities	310,674.86
40.1.9.85.00.00	Subordinated Debt	429,212.31
40.1.9.87.00.00	Derivative Financial Instruments	575,620.66
40.1.9.90.00.00	Sundry	12,143,290.27
40.2.0.00.00.00	LONG-TERM LIABILITIES	36,830,705.54
40.2.1.00.00.00	DEPOSITS	14,716,402.36
40.2.1.40.00.00	Time Deposits	14,716,402.36
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,812,692.53
40.2.2.10.00.00	Own Portfolio	5,812,692.53
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,363,246.55
40.2.3.40.00.00	Debentures	706,865.12
40.2.3.50.00.00	Securities Abroad	656,381.43
40.2.6.00.00.00	BORROWINGS	1,271,283.34
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	507.80
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	2,219.96
40.2.6.30.00.00	Foreign Borrowings	1,268,555.58
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	4,124,063.65
40.2.7.10.00.00	National Treasury	57,555.41
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,074,086.06
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,902,567.94
40.2.7.90.00.00	Other Institutions	89,854.24
40.2.8.00.00.00	FOREIGN ONLENDINGS	44,809.02
40.2.8.10.00.00	Foreign Onlendings	44,809.02
40.2.9.00.00.00	OTHER LIABILITIES	9,498,208.09
40.2.9.20.00.00	Foreign Exchange Portfolio	21,110.06
40.2.9.40.00.00	Taxes and Social Security	2,245,099.08
40.2.9.85.00.00	Subordinated Debt	2,810,778.03
40.2.9.87.00.00	Derivative Financial Instruments	154,642.99
40.2.9.90.00.00	Sundry	4,266,577.93
40.5.0.00.00.00	DEFERRED INCOME	31,799.37
40.5.1.00.00.00	Deferred Income	31,799.37
40.9.0.00.00.00	MINORITY INTEREST	888,790.07
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	9,920,856.95
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,461,311.14
40.6.1.20.00.00	Foreign Residents	2,538,688.86
40.6.4.00.00.00	Capital Reserves	160,291.83
40.6.5.00.00.00	Revaluation Reserve	5,380.76
40.6.6.00.00.00	Revenue Reserves	1,916,030.45
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(117,648.78)
40.6.9.00.00.00	Treasury Stocks	(43,197.31)

7007 - CONSOLIDATED STATEMENT OF INCOME

	From September 1, 2006	From January 1, 2006
DESCRIPTION	to December 31, 2006	to December 31, 2006

REVENUE FROM FINANCIAL INTERMEDIATION	4,125,451.28	16,266,480.24
Lending Operations	2,655,662.51	10,542,300.73
Leasing Operations	75,080.55	235,830.47
Marketable Securities	1,091,921.50	4,227,461.44
Derivative Financial Instruments	144,560.40	752,749.97
Foreign Exchange Transactions	48,324.64	18,716.61
Compulsory Deposits	109,901.68	489,421.02
EXPENSES ON FINANCIAL INTERMEDIATION	(2,207,075.05)	(9,280,556.43)
Deposits and Securities Sold	(1,462,435.16)	(6,181,287.56)
Borrowings and Onlendings	(211,254.19)	(601,557.68)
Provision for Lending, Leasing and Other Credits Losses	(533,385.70)	(2,497,711.19)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,918,376.23	6,985,923.81
OTHER OPERATING INCOME (EXPENSES)	(1,006,855.76)	(4,101,216.97)
Services Rendered	908,739.85	3,581,789.06
Salaries, Benefits, Training and Social Security	(566,108.67)	(2,200,123.63)
Other Administrative Expenses	(960,666.76)	(3,512,932.31)
Financial Transaction and Other Taxes	(254,207.92)	(1,009,614.64)
Equity in Results of Subsidiary and Associated Companies	15,359.26	63,403.08
Other Operating Income	1,616,644.87	5,678,024.16
Other Operating Expenses	(1,766,616.39)	(6,701,762.69)
OPERATING INCOME	911,520.47	2,884,706.84
NON-OPERATING INCOME (EXPENSES), NET	(23,954.62)	(52,563.02)
INCOME BEFORE TAXES AND PROFIT SHARING	887,565.85	2,832,143.82
INCOME TAX AND SOCIAL CONTRIBUTION	(141,200.04)	(430,409.03)
Provision for income tax	(111,479.98)	(453,791.40)
Provision for social contribution	(42,391.98)	(155,629.32)
Deferred tax asset	12,671.92	179,011.69
PROFIT SHARING	(132,034.13)	(479,186.06)
MINORITY INTEREST	(38,792.55)	(172,538.05)
NET INCOME	614,331.68	1,922,548.73
INTEREST ON OWN CAPITAL	(263,712.21)	(890,485.38)
NET INCOME PER SHARE	0.000219389291663	0.000686577980258

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

			CAPITAL	REVALUATION RESERVE ON	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT SEPTEMBER 1, 2006	8,000,000	160,037	5,416	536,452	1,070,018	(115,137)	-	(46,807)	9,609,979
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	5,022	-	5,022
00.0.1.03.00.00	TRANSFER OF RESERVES	-	-	-	-	108,874	-	(108,874)	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	(2,512)	-	-	(2,512)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELLATION	-	-	-	-	(7,288)	-	-	3,609	(3,679)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	255	-	-	-	-	-	-	255
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBSIDIARIES/ASSOCIATED	-	-	(35)	-	-	-	-	-	(35)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	575,539	-	575,539
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	34,083	173,892	-	(207,975)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(263,712)	-	(263,712)
00.0.1.01.00.00	AT DECEMBER 31, 2006	8,000,000	160,292	5,381	570,535	1,345,496	(117,649)	-	(43,198)	9,920,857
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	255	(35)	34,083	275,478	(2,512)	-	3,609	310,878
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE						0.000094176544753

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From September 1, 2006
CODE	DESCRIPTION	to December 31, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	9,841,511.51
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	705,241.95
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(11,280.17)
10.5.0.00.00.00	THIRD PARTY FUNDS
10.5.1.00.00.00	Increase in Liabilities	3,461,943.91
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	993,955.98
10.5.1.04.00.00	Real estate notes	663,651.94
10.5.1.08.00.00	Borrowings and Onlendings	754,217.02
10.5.1.09.00.00	Other Liabilities	1,050,118.97
10.5.2.00.00.00	Decrease in Assets	5,626,034.94
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	5,048,552.22
10.5.2.03.00.00	Interbank and Interdepartmental accounts	577,482.72
10.5.3.00.00.00	Sale of Assets and Investments	59,570.88
10.5.3.02.00.00	Foreclosed Assets	31,436.62
10.5.3.03.00.00	Fixed Assets	822.43
10.5.3.05.00.00	Investments	27,311.83
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	9,938,949.04
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	263,712.21
20.3.0.00.00.00	ISSUED OWN STOCKS ACQUISITIONS	3,678.44
20.4.0.00.00.00	INVESTMENTS IN	165,780.91
20.4.2.00.00.00	Foreclosed Assets	87,305.60
20.4.3.00.00.00	Fixed Assets	62,727.31
20.4.5.00.00.00	Investments	15,748.00
20.5.0.00.00.00	DEFERRED CHARGES	66,704.10
20.6.0.00.00.00	INCREASE IN ASSETS	7,460,986.28
20.6.1.00.00.00	Interbank Investments	5,763,092.31
20.6.4.00.00.00	Lending Operations	1,144,958.26
20.6.5.00.00.00	Leasing Operations	481,140.62
20.6.6.00.00.00	Other Credits	54,513.76
20.6.7.00.00.00	Other Assets	17,281.33
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,978,087.10
20.7.1.00.00.00	Deposits	1,138,054.59
20.7.5.00.00.00	Mortgage notes	355,562.32
20.7.6.00.00.00	Debentures	26,765.94
20.7.7.00.00.00	Interbank and Interdepartmental accounts	457,704.25
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(97,437.53)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,446,597.27
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,349,159.74
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(97,437.53)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31, 2006

10.0.0.00.00.00	TOTAL ASSETS	97,785,134.31
10.1.0.00.00.00	CURRENT ASSETS	64,781,747.82
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,275,386.40
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	18,392,292.00
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	14,512,413.79
10.1.2.22.00.00	Interbank Deposits	3,879,878.21
10.1.3.00.00.00	MARKETABLE SECURITIES	5,796,256.12
10.1.3.10.00.00	Own Portfolio	3,949,813.22
10.1.3.20.00.00	Subject to Repurchase Commitments	944,272.52
10.1.3.45.00.00	Securities Purchased Under Resale Agreements	27,997.10
10.1.3.70.00.00	Pledged with Brazilian Central Bank	26,656.59
10.1.3.40.00.00	Pledged under Guarantees Rendered	226,458.18
10.1.3.85.00.00	Derivative Financial Instruments	621,058.51
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,245,784.53
10.1.4.10.00.00	Payments and Receipts Pending Settlement	23,090.24
10.1.4.20.00.00	Compulsory Deposits	5,222,694.29
10.1.4.20.10.00	Brazilian Central Bank	5,176,730.97
10.1.4.20.40.00	National Housing System - SFH	836.68
10.1.4.80.00.00	Correspondent Banks	45,126.64
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	42,480.59
10.1.5.10.00.00	Third-party Funds in Transit	1,508.49
10.1.5.20.00.00	Internal Transfers of Funds	40,972.10
10.1.6.00.00.00	LENDING OPERATIONS	24,130,582.56
10.1.6.10.00.00	Lending Operations	26,258,831.31
10.1.6.10.10.00	Public Sector	196,927.15
10.1.6.10.20.00	Private Sector	26,061,904.16
10.1.6.90.00.00	Allowance for Losses on Lending	(2,128,248.75)
10.1.7.00.00.00	LEASING OPERATIONS	31,441.43
10.1.7.10.00.00	Leasing Operations	569,011.12
10.1.7.10.20.00	Private Sector	569,011.12
10.1.7.80.00.00	Unearned Leasing Income	(520,957.21)
10.1.7.90.00.00	Allowance for Losses on Leasing	(16,612.48)
10.1.8.00.00.00	OTHER CREDITS	9,163,617.03
10.1.8.20.00.00	Foreign Exchange Portfolio	2,347,453.98
10.1.8.30.00.00	Income Receivable	104,957.21
10.1.8.40.00.00	Negotiation and Intermediation of Securities	126,847.13
10.1.8.70.00.00	Sundry	6,655,730.50
10.1.8.90.00.00	Allowance for Losses on Other Credits	(71,371.79)
10.1.9.00.00.00	OTHER ASSETS	703,907.16
10.1.9.40.00.00	Other Assets	212,482.43
10.1.9.70.00.00	Allowance for Other Assets Losses	(48,438.11)
10.1.9.90.00.00	Prepaid Expenses	539,862.84
10.2.0.00.00.00	LONG-TERM ASSETS	24,360,187.97
10.2.2.00.00.00	INTERBANK INVESTMENTS	1,020,384.70
10.2.2.22.00.00	Interbank Deposits	1,020,384.70
10.2.3.00.00.00	MARKETABLE SECURITIES	6,062,737.78
10.2.3.10.00.00	Own Portfolio	2,211,266.88
10.2.3.20.00.00	Subject to Repurchase Commitments	3,206,801.96
10.2.3.40.00.00	Pledged under Guarantees Rendered	309,614.76
10.2.3.85.00.00	Derivative Financial Instruments	335,054.18
10.2.4.00.00.00	INTERBANK ACCOUNTS	52,869.12
10.2.4.20.00.00	Compulsory Deposits	52,869.12
10.2.4.20.40.00	National Housing System - SFH	52,869.12
10.2.6.00.00.00	LENDING OPERATIONS	12,482,543.30
10.2.6.10.00.00	Lending Operations	13,068,977.71
10.2.6.10.10.00	Public Sector	748,583.32
10.2.6.10.20.00	Private Sector	12,320,394.39
10.2.6.90.00.00	Allowance for Losses on Lending	(586,434.41)
10.2.7.00.00.00	LEASING OPERATIONS	30,027.40
10.2.7.10.00.00	Leasing Operations	652,173.75
10.2.7.10.20.00	Private Sector	652,173.75
10.2.7.80.00.00	Unearned Leasing Income	(603,198.69)
10.2.7.90.00.00	Allowance for Losses on Leasing	(18,947.66)
10.2.8.00.00.00	OTHER CREDITS	4,284,791.14
10.2.8.10.00.00	Receivables on Guarantees Honored	4,148.35
10.2.8.20.00.00	Foreign Exchange Portfolio	21,223.47
10.2.8.30.00.00	Income Receivable	40,153.93
10.2.8.70.00.00	Sundry	4,226,573.49
10.2.8.90.00.00	Allowance for Losses on Other Credits	(7,308.10)
10.2.9.00.00.00	OTHER ASSETS	426,834.53
10.2.9.90.00.00	Prepaid Expenses	426,834.53
10.3.0.00.00.00	PERMANENT ASSETS	8,643,198.52
10.3.1.00.00.00	INVESTMENTS	4,702,419.36
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	4,603,028.31
10.3.1.20.10.00	Local Residents	3,017,605.40
10.3.1.20.20.00	Foreign residents	1,585,422.91
10.3.1.50.00.00	Other Investments	146,704.41
10.3.1.90.00.00	Allowance for Losses	(47,313.36)
10.3.2.00.00.00	FIXED ASSETS	411,644.89
10.3.2.30.00.00	Land and buildings in use	202,998.46
10.3.2.40.00.00	Other Fixed Assets	1,033,305.95
10.3.2.90.00.00	Accumulated Depreciation	(824,659.52)
10.3.3.00.00.00	LEASED FIXED ASSETS	2,731,957.96
10.3.3.20.00.00	Leased Assets	3,504,714.68
10.3.3.90.00.00	Accumulated depreciation	(772,756.72)
10.3.4.00.00.00	DEFERRED CHARGES	797,176.31
10.3.4.10.00.00	Organization and Expansion Costs	1,343,771.74
10.3.4.90.00.00	Accumulated Amortization	(546,595.43)
40.0.0.00.00.00	TOTAL LIABILITIES	97,785,134.31
40.1.0.00.00.00	CURRENT LIABILITIES	51,042,473.68
40.1.1.00.00.00	DEPOSITS	21,599,165.82
40.1.1.10.00.00	Demand Deposits	4,077,953.94
40.1.1.20.00.00	Savings Deposits	6,756,955.81
40.1.1.30.00.00	Interbank Deposits	82,988.49
40.1.1.40.00.00	Time Deposits	10,553,383.87
40.1.1.90.00.00	Other Deposits	127,883.71
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	12,342,704.11
40.1.2.10.00.00	Own Portfolio	7,689,333.76
40.1.2.20.00.00	Third Parties Portfolio	4,318,398.13
40.1.2.30.00.00	Unrestricted Portfolio	334,972.22
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,667,761.05
40.1.3.20.00.00	Real Estate Notes	827,611.75
40.1.3.30.00.00	Mortgage Notes	444,474.44
40.1.3.50.00.00	Securities Abroad	395,674.86
40.1.4.00.00.00	INTERBANK ACCOUNTS	130,841.12
40.1.4.10.00.00	Receipts and Payments Pending Settlement	39,794.60
40.1.4.40.00.00	Correspondent Banks	91,046.52
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	528,862.19
40.1.5.10.00.00	Third-Party Funds in Transit	519,305.13
40.1.5.20.00.00	Internal Transfer of Funds	9,557.06
40.1.6.00.00.00	BORROWINGS	1,742,084.86
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	195.24
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	2,401.39
40.1.6.30.00.00	Foreign Borrowings	1,739,488.23
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,411,399.83
40.1.7.10.00.00	National Treasury	96,582.03
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,239,694.88
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,062,883.49
40.1.7.90.00.00	Other Institutions	12,239.43
40.1.8.00.00.00	FOREIGN ONLENDING	18,724.03
40.1.8.10.00.00	Foreign Onlending	18,724.03
40.1.9.00.00.00	OTHER LIABILITIES	10,600,930.67
40.1.9.10.00.00	Collection of Taxes and Social Contributions	47,239.84
40.1.9.20.00.00	Foreign Exchange Portfolio	2,574,561.49
40.1.9.30.00.00	Social and Statutory	579,627.13
40.1.9.40.00.00	Taxes and Social Security	594,339.04
40.1.9.50.00.00	Negotiation and Intermediation of Securities	305,375.16
40.1.9.85.00.00	Subordinated Debt	22,859.72
40.1.9.87.00.00	Derivative Financial Instruments	575,620.66
40.1.9.90.00.00	Sundry	5,901,307.63
40.2.0.00.00.00	LONG-TERM LIABILITIES	36,701,990.26
40.2.1.00.00.00	DEPOSITS	14,771,194.04
40.2.1.40.00.00	Time Deposits	14,771,194.04
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,873,685.35
40.2.2.10.00.00	Own Portfolio	6,873,685.35
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,040,389.61
40.2.3.20.00.00	Real estate notes	6,062.26
40.2.3.40.00.00	Debentures	706,865.12
40.2.3.50.00.00	Securities Abroad	1,327,462.23
40.2.6.00.00.00	BORROWINGS	1,269,063.38
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	507.80
40.2.6.30.00.00	Foreign Borrowings	1,268,555.58
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	4,124,063.65
40.2.7.10.00.00	National Treasury	57,555.41
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,074,086.06
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,902,567.94
40.2.7.90.00.00	Other Institutions	89,854.24
40.2.8.00.00.00	FOREIGN ONLENDINGS	44,809.02
40.2.8.10.00.00	Foreign Onlendings	44,809.02
40.2.9.00.00.00	OTHER LIABILITIES	7,578,785.21
40.2.9.20.00.00	Foreign Exchange Portfolio	21,110.06
40.2.9.40.00.00	Taxes and Social Security	1,969,786.29
40.2.9.85.00.00	Subordinated Debt	3,217,130.62
40.2.9.87.00.00	Derivative Financial Instruments	154,642.99
40.2.9.90.00.00	Sundry	2,216,115.25
40.5.0.00.00.00	DEFERRED INCOME	21,670.10
40.5.1.00.00.00	Deferred Income	21,670.10
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	10,019,000.27
40.6.1.00.00.00	Capital	8,048,359.91
40.6.1.10.00.00	Local Residents	5,504,312.72
40.6.1.20.00.00	Foreign Residents	2,544,047.19
40.6.4.00.00.00	Capital Reserves	181,141.40
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,381.07
40.6.6.00.00.00	Revenue Reserves	1,944,963.98
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(117,648.78)
40.6.9.00.00.00	Treasury Stock	(43,197.31)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From September 1, 2006	From January 1, 2006
CODE	DESCRIPTION	to December 31, 2006	to December 31, 2006

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,203,650.18	16,928,065.46
10.1.1.10.10.11	Lending Operations	2,725,339.67	11,147,351.95
10.1.1.10.10.13	Leasing Operations	74,351.85	232,644.33
10.1.1.10.10.15	Marketable Securities	1,086,584.57	4,223,305.17
10.1.1.10.10.16	Derivative Financial Instruments	166,293.70	781,631.14
10.1.1.10.10.17	Foreign Exchange Transactions	41,152.18	53,692.57
10.1.1.10.10.19	Compulsory Deposits	109,928.21	489,440.30
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,412,407.24)	(10,370,375.55)
10.1.1.10.20.12	Deposits and Securities Sold	(1,616,276.40)	(6,853,911.67)
10.1.1.10.20.14	Borrowings and Onlendings	(226,314.93)	(838,932.86)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(569,815.91)	(2,677,531.02)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,791,242.94	6,557,689.91
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,015,380.27)	(4,074,837.77)
10.1.1.20.21.00	Services Rendered	629,395.76	2,459,083.00
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(501,966.09)	(1,825,420.82)
10.1.1.20.24.00	Other Administrative Expenses	(877,797.15)	(3,620,104.22)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(170,718.19)	(679,406.32)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	202,367.31	659,156.16
10.1.1.20.25.00	Other Operating Income	474,181.36	2,241,143.13
10.1.1.20.32.00	Other Operating Expenses	(770,843.27)	(3,309,288.70)
10.1.1.00.00.00	OPERATING INCOME	775,862.67	2,482,852.14
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(12,649.69)	(44,947.04)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	763,212.98	2,437,905.10
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(97,310.43)	(244,395.55)
10.2.1.00.00.00	Provision for Income Tax	(64,860.23)	(332,631.80)
10.2.2.00.00.00	Provision for Social Contribution	(25,741.16)	(109,536.65)
10.2.3.00.00.00	Deferred Tax Asset	(6,709.04)	197,772.90
10.3.0.00.00.00	PROFIT SHARING	(66,188.31)	(393,546.75)
10.0.0.00.00.00	NET INCOME	599,714.24	1,799,962.80
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(263,712.21)	(890,485.38)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000214169131427	0.000642800260134

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From September 1, 2006
CODE	DESCRIPTION	to December 31, 2006

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,451,321.53
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	732,049.93
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(7,024.57)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(44,819.45)
10.3.3.00.00.00	Other (+/-)	(44,819.45)
10.5.0.00.00.00	THIRD PARTY FUNDS	9,771,115.62
10.5.1.00.00.00	Increase in Liabilities	2,778,387.92
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	1,055,146.48
10.5.1.04.00.00	Real Estate Notes	833,674.01
10.5.1.08.00.00	Borrowings and Onlendings	430,221.42
10.5.1.09.00.00	Other Liabilities	459,346.01
10.5.2.00.00.00	Decrease in Assets	6,639,584.25
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	6,014,793.26
10.5.2.03.00.00	Interbank and Interdepartmental accounts	604,719.79
10.5.2.06.00.00	Other Credits	20,071.20
10.5.3.00.00.00	Sale of Assets and Investments	202,414.24
10.5.3.02.00.00	Foreclosed Assets	29,973.39
10.5.3.03.00.00	Fixed Assets	311.19
10.5.3.04.00.00	Leased Fixed Assets	160,247.24
10.5.3.05.00.00	Investments	11,882.42
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	150,729.21
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,932,201.06
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED	263,712.21
20.4.0.00.00.00	INVESTMENTS IN	1,476,147.01
20.4.2.00.00.00	Foreclosed Assets	86,985.24
20.4.3.00.00.00	Fixed Assets	41,948.68
20.4.4.00.00.00	Leased Fixed Assets	952,696.84
20.4.5.00.00.00	Investments	394,516.25
20.5.0.00.00.00	DEFERRED CHARGES	65,406.36
20.6.0.00.00.00	INCREASE IN ASSETS	7,066,995.19
20.6.1.00.00.00	Interbank Investments	5,780,359.47
20.6.4.00.00.00	Lending Operations	1,194,315.79
20.6.5.00.00.00	Leasing Operations	78,952.69
20.6.7.00.00.00	Other Assets	13,367.24
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,059,940.29
20.7.1.00.00.00	Deposits	1,195,599.59
20.7.5.00.00.00	Mortgage Notes	354,044.90
20.7.8.00.00.00	Debentures	26,765.94
20.7.7.00.00.00	Interbank and Interdepartmental accounts	483,529.86
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(480,879.53)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,756,265.93
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,275,386.40
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(480,879.53)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	December 31, 2006

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	100,796,320.50
10.1.0.00.00-2	AVAILABLE FUNDS	1,347,604.43
10.1.1.00.00-5	Cash	997,327.14
10.1.2.00.00-8	Bank Deposits	68,575.00
10.1.3.00.00-1	Free Reserves	236.54
10.1.5.00.00-7	Foreign Money Supply	281,465.75
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	245,147.62
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	36,318.13
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	20,261,564.59
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	14,514,956.73
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	9,052,778.38
10.2.1.10.10-4	Federal Government Securities	9,030,444.53
10.2.1.10.90-8	Other	22,333.85
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	5,169,086.70
10.2.1.30.00-5	RESALES TO LIQUIDATE - SHORT POSITION	293,091.65
10.2.2.00.00-7	Interbank Deposits	5,723,720.06
10.2.2.10.00-4	INTERBANK DEPOSITS	5,723,720.06
10.2.6.00.00-9	Foreign Currency Investments	22,887.80
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	22,887.80
10.3.0.00.00-0	MARKETABLE SECURITIES	20,105,051.74
10.3.1.00.00-3	Marketable Securities	14,251,173.54
10.3.1.10.00-0	FIXED RATE SECURITIES	10,314,963.12
10.3.1.10.10-3	Federal Government Securities	7,504,934.81
10.3.1.10.30-9	Financial Institutions	737,911.00
10.3.1.10.62-2	Certificates of Real Estate Receivables	99,122.46
10.3.1.10.90-7	Others	1,972,994.85
10.3.1.15.00-5	MUTUAL FUNDS	1,128,775.49
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	616,889.16
10.3.1.20.10-0	Listed companies stocks	294,459.89
10.3.1.20.20-3	Non-listed companies stocks	181,745.35
10.3.1.20.40-9	Equity Funds	140,683.92
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	2,190,545.77
10.3.1.85.10-7	Brazilian Sovereign Bonds	653,172.78
10.3.1.85.20-0	Securities of Foreign Governments	363,876.77
10.3.1.85.30-3	Brazilian State-Owned Companies	90,284.47
10.3.1.85.90-1	Others	1,083,211.75
10.3.2.00.00-6	Subject to Commitments	4,154,291.26
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	4,154,291.26
10.3.2.10.10-6	Federal Government Securities	4,150,723.18
10.3.2.10.90-0	Other	3,568.08
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	980,380.30
10.3.3.10.00-6	Derivative Financial Instruments	275,241.60
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	705,138.70
10.3.4.00.00-2	Pledged With Brazilian Central Bank	26,656.59
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	26,656.59
10.3.6.00.00-8	Pledged Under Guarantee Rendered	664,552.95
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	664,552.95
10.3.6.10.10-8	Federal Government Securities	471,035.78
10.3.6.10.90-2	Other	193,517.17
10.3.7.00.00-1	UNRESTRICTED SECURITIES SUBJECT TO COMMITMENTS	27,997.10
10.3.7.10.00-8	Unrestricted securities	27,997.10
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,296,991.51
10.4.1.00.00-2	Check Clearing	23,031.14
10.4.2.00.00-5	Restricted Deposits	5,230,374.07
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,176,668.28
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	836.68
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	52,869.11
10.4.2.65.10-5	Novation Option	52,869.11
10.4.4.00.00-1	Correspondent Banks	43,586.30
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	42,819.72
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	35,938,381.48
10.6.1.00.00-0	Lending Operations	35,876,912.65
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	22,682,111.75
10.6.1.20.00-4	FINANCING	12,945,699.68
10.6.1.30.00-1	AGRICULTURAL	1,320,625.61
10.6.1.40.00-8	REAL ESTATE LOANS	1,476,305.91
10.6.1.40.30-7	Habitational Loans	1,476,305.91
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(2,547,830.30)
10.6.2.00.00-3	Leasing Operations	61,468.83
10.6.2.10.00-0	LEASING OPERATIONS	97,028.97
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(35,560.14)
10.9.0.00.00-4	OTHER RECEIVABLES	17,803,907.03
10.9.1.00.00-7	Guarantees Honored	4,148.35
10.9.2.00.00-0	Foreign Exchange	3,450,616.07
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,172,584.94
10.9.2.06.10-7	Export and Interbank Contracts	1,060,787.41
10.9.2.06.30-3	Financial	2,434.66
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	630,474.00
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	478,888.87
10.9.2.20.00-4	EXCHANGE AND TIME FOREIGN EXCHANGE	66.03
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,508,329.54
10.9.2.25.10-2	Import And Financial Contracts	426,139.92
10.9.2.25.20-5	Interbank	4,271.00
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	594,241.00
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	483,677.62
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(251,515.65)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	21,151.21
10.9.3.00.00-3	INCOME RECEIVABLE	338,310.78
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	127,490.53
10.9.4.30.00-7	DEBTS TO LIQUIDATE	123,557.98
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	3,550.18
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	382.37
10.9.5.00.00-9	Specific Credits	1,065,195.69
10.9.5.30.00-0	INSURANCE COMPANIES	1,065,195.69
10.9.5.30.10-3	Receivables of Insurance Operations	1,054,309.26
10.9.5.30.20-6	Notes and Credits Receivable	10,886.43
10.9.7.00.00-5	Other	10,896,408.07
10.9.7.25.00-4	FORECLOSED ASSETS	260,576.68
10.9.7.25.90-1	Other Assets	260,576.68
10.9.7.30.00-6	PROVISION FOR LOSSES	(59,109.60)
10.9.7.30.90-3	Other Assets	(59,109.60)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,847,536.86
10.9.7.40.10-6	Deferred Tax - Real After 5 years	54,683.53
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,327,432.06
10.9.7.40.50-8	Deferred Tax	1,465,421.27
10.9.7.45.00-8	PREPAID TAXES	972,358.17
10.9.7.50.00-0	TAX RECOVERY	37,030.95
10.9.7.90.00-8	FOREIGN DEBTORS	20,613.50
10.9.7.95.00-3	LOCAL DEBTORS	6,817,401.51
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(82,653.86)
10.9.8.90.00-1	ALLOWANCE FOR OTHER CREDITS LOSSES	(82,653.86)
10.9.9.00.00-1	Prepaid Expenses	2,004,391.40
20.0.0.00.00-6	PERMANENT ASSETS	5,246,666.78
20.1.0.00.00-5	INVESTMENTS	634,744.16
20.1.2.00.00-1	Investments In Subsidiary Companies	224,986.30
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	224,986.30
20.1.2.10.90-5	Other	224,986.30
20.1.3.00.00-4	Fiscal Incentive Investments	6,364.87
20.1.4.00.00-7	Membership Certificates	44,390.19
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	44,422.52
20.1.4.10.10-7	Securities Exchanges and CETIP	44,154.33
20.1.4.10.90-1	Other	268.19
20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	24,499.98
20.1.5.10.00-7	STOCKS AND QUOTAS	27,241.25
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,134.76
20.1.5.10.20-3	Other	20,106.49
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,238.23)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,009.01)
20.1.9.00.00-2	Other Investments	334,502.82
20.1.9.90.00-5	OTHER INVESTMENTS	340,894.84
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,392.02)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	869,825.93
20.2.1.00.00-7	Storaged Furniture And Equipment	1,501.80
20.2.2.00.00-0	Property And Equipment In Process	9,097.00
20.2.3.00.00-3	Land And Buildings	414,908.42
20.2.3.10.00-0	LAND AND BUILDINGS	618,460.32
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(203,551.90)
20.2.4.00.00-6	Furniture And Equipment	143,762.92
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	376,783.34
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(233,020.42)
20.2.8.00.00-8	Others	300,555.79
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,189,027.46
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(888,471.67)
20.3.0.00.00-3	LEASED ASSETS	2,731,957.96
20.4.0.00.00-2	DEFERRED CHARGES	1,010,138.73
20.4.1.00.00-5	Organization And Expansion Costs	3,115,954.78
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	68,373.00
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,047,581.78
20.4.9.00.00-9	Accumulated Amortization	(2,105,816.05)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(52,099.93)
20.4.9.90.00-2	OTHER	(2,053,716.12)
30.0.0.00.00-9	OFF-BALANCE ITEMS	1,067,166,842.30
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	9,558,718.44
30.1.1.00.00-1	Imported Credits Outstanding	124,701.86
30.1.3.00.00-7	Confirmed Exported Credits	9,080.59
30.1.4.00.00-0	Guarantees Provided	9,399,749.54
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	319,087.57
30.1.4.90.00-3	Other	9,080,661.97
30.1.5.00.00-3	Co-Obligation For Credit Assignment	25,186.45
30.4.0.00.00-5	CUSTODY	353,423,680.32
30.4.2.00.00-1	Amounts Guaranteed by FGPC	13,135.87
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	31,112.37
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	353,373,235.10
30.5.0.00.00-4	COLLECTION	28,238,572.76
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	262,302,252.34
30.6.1.00.00-6	Equity, Financial Assets And Commodities	251,228,135.69
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	10,116,441.13
30.6.5.00.00-8	Credit Risk On Swap Contracts	849,364.90
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	348,999.68
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	456,950.60
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	43,414.62
30.6.6.00.00-1	Derivatives credits - risk received	108,310.62
30.8.0.00.00-1	CONTRACTS	48,289,036.87
30.9.0.00.00-0	CONTROL	365,354,581.57
30.9.7.00.00-1	Capital Required To Market Risk Covery	560,589.91
30.9.7.10.00-8	EXCHANGE RATE	431,520.31
30.9.7.20.00-5	INTEREST RATE	129,069.60
30.9.8.00.00-4	CONTROL	1,548,700.03
30.9.8.10.00-1	Total Foreign Exchange Exposure	1,444,885.13
30.9.8.90.00-7	Deferred Tax - Limits	103,814.90
30.9.8.90.10-0	Deferred Tax from Gains	78,989.31
30.9.8.90.30-6	Deferred Tax Exclusion Level I	24,825.60
30.9.9.00.00-7	Other assets off-balance sheet	363,245,291.63
39.9.9.99.99-4	TOTAL ASSETS	1,173,209,829.58
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	95,201,540.58
40.1.0.00.00-1	DEPOSITS	35,631,054.36
40.1.1.00.00-4	Demand Deposits	3,954,515.96
40.1.2.00.00-7	Saving Deposits	6,756,955.81
40.1.3.00.00-0	Interbank Deposits	259,204.63
40.1.5.00.00-6	Time Deposits	24,526,087.43
40.1.8.00.00-5	Foreign Deposits	6,406.82
40.1.9.00.00-8	Other Deposits	127,883.71
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	16,829,736.06
40.2.1.00.00-3	Own Portfolio	13,499,663.61
40.2.2.00.00-6	Third Parties	2,995,100.23
40.2.3.00.00-9	Unrestricted Notes	334,972.22
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	3,061,080.13
40.3.1.00.00-2	Mortgage Notes	1,302,409.92
40.3.2.00.00-5	Debentures	706,865.12
40.3.3.00.00-8	Securities Abroad	1,051,805.09
40.4.0.00.00-8	INTERBANK ACCOUNTS	127,215.06
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	528,859.72
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,764,376.33
40.6.1.00.00-9	Borrowings	3,165,379.81
40.6.1.10.00-6	LOCAL BORROWINGS	157,335.99
40.6.1.20.00-3	FOREIGN BORROWINGS	3,008,043.82
40.6.2.00.00-2	Onlendings	6,598,996.52
40.6.2.10.00-9	LOCAL ONLENDINGS	6,535,463.48
40.6.2.20.00-6	FOREIGN ONLENDINGS	63,533.04
40.7.0.00.00-5	Derivative Financial Instruments	730,263.65
40.8.0.00.00-4	OTHER LIABILITIES	25,288,964.93
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	93,602.40
40.8.2.00.00-0	Foreign Exchange Portfolio	2,595,671.56
40.8.3.00.00-3	Social And Statutory	615,994.19
40.8.3.10.00-0	DIVIDENDS PAYABLE	399,225.86
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	26,235.14
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	190,533.19
40.8.4.00.00-6	Taxes And Social Security	2,997,081.93
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	376,460.56
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	231,819.40
40.8.4.20.00-0	TAXES PAYABLE	270,156.70
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	95,848.37
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	2,022,796.90
40.8.5.00.00-9	Negotiation And Intermediation of Securities	310,674.86
40.8.7.00.00-5	Specific Liabilities	10,197,667.88
40.8.7.30.00-6	INSURANCE COMPANIES	4,685,987.59
40.8.7.30.10-9	Non-Committed Technical Provisions	621,753.61
40.8.7.30.20-2	Committed Technical Provisions	2,729,764.00
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	1,334,469.98
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,904,656.00
40.8.7.35.10-4	Non-Committed Technical Provisions	4,904,625.44
40.8.7.35.30-0	Debts from Social Contribution Transaction	30.56
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	607,024.29
40.8.7.40.10-6	Non-Committed Technical Provisions	555,921.62
40.8.7.40.20-9	Committed Technical Provisions	51,102.67
40.8.9.00.00-1	Sundry	8,478,272.11
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	893,855.85
40.8.9.90.00-4	OTHER LIABILITIES	7,584,416.26
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	3,239,990.34
40.9.2.00.00-9	Subordinated Debt	3,214,660.93
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	2,893,304.39
40.9.2.30.00-0	MATURITY BETWEEN 3 AND 4 YEARS	321,356.54
40.9.3.00.00-2	Other Subordinated Debt	25,329.41
50.0.0.00.00-5	DEFERRED INCOME	31,799.37
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	10,553,355.68
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	10,553,355.68
60.1.1.00.00-0	Capital	8,603,438.74
60.1.1.10.00-7	CAPITAL	8,603,438.73
60.1.1.10.13-1	Common Shares - Local Residents	5,077,552.97
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	940,902.74
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	5,888.85
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	2,536,906.89
60.1.1.10.28-9	Quotas - Local Residents	42,187.26
60.1.1.20.00-4	CAPITAL INCREASE	0.01
60.1.1.20.13-8	Common Shares - Local Residents	0.01
60.1.3.00.00-6	Capital Reserves	245,919.52
60.1.4.00.00-9	Revaluation Reserves	8,878.41
60.1.5.00.00-2	Revenue Reserves	2,063,986.72
60.1.5.10.00-9	LEGAL RESERVE	622,050.79
60.1.5.20.00-6	STATUTORY RESERVE	1,441,934.39
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(117,373.11)
60.1.8.00.00-1	Retained Earnings	(208,297.29)
60.1.9.00.00-4	Treasury Stock	(43,197.31)
70.0.0.00.00-1	REVENUES	16,111,108.29
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	13,305,033.68
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,787,193.18
70.2.1.00.00-2	Insurance Companies	1,347,731.01
70.2.1.10.00-9	INSURANCE PREMIUMS	1,165,688.38
70.2.1.30.00-3	FINANCIAL REVENUES	156,845.29
70.2.1.90.00-5	OTHER	25,197.34
70.2.2.00.00-5	Private Retirement Companies	651,482.58
70.2.2.10.00-2	CONTRIBUTION REVENUES	236,111.69
70.2.2.30.00-6	FINANCIAL INCOME	376,325.29
70.2.2.90.00-8	OTHER	39,045.60
70.2.3.00.00-8	Annuity Products Companies	381,919.74
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	329,337.75
70.2.3.30.00-9	FINANCIAL REVENUES	47,893.54
70.2.3.90.00-1	OTHER	4,688.45
70.2.4.00.00-1	Credit Card Companies	313,678.99
70.2.4.10.00-8	CREDIT CARD REVENUES	107,040.65
70.2.4.30.00-2	FINANCIAL REVENUES	206,638.34
70.2.9.00.00-6	Other Activities	92,380.86
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	92,380.86
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	18,496.61
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	384.82
70.4.1.00.00-0	Insurance Companies	380.33
70.4.3.00.00-6	Annuity Products Companies	4.49
80.0.0.00.00-4	EXPENSES	(15,854,816.64)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(13,373,972.49)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(2,106,240.61)
80.2.1.00.00-5	Insurance Companies	(1,179,172.04)
80.2.1.10.00-2	INSURANCE CLAIMS	(564,397.95)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(279,333.08)
80.2.1.30.00-6	FINANCIAL EXPENSES	(65,693.17)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(179,284.60)
80.2.1.90.00-8	OTHER	(90,463.24)
80.2.2.00.00-8	Private Retirement Companies	(620,705.52)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(238,306.73)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(3,876.95)
80.2.2.30.00-9	FINANCIAL EXPENSES	(355,487.54)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(21,253.97)
80.2.2.90.00-1	OTHER	(1,780.33)
80.2.3.00.00-1	Annuity Products Companies	(279,643.13)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(18,139.47)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(3,846.20)
80.2.3.30.00-2	FINANCIAL EXPENSES	(247,872.38)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(7,024.38)
80.2.3.90.00-4	OTHER	(2,760.70)
80.2.9.00.00-9	Other Activities	(26,719.92)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(24,337.64)
80.2.9.20.00-3	SELLING EXPENSES	(2,382.28)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(39,918.35)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(28,461.86)
80.4.1.00.00-3	Insurance Companies	(27,898.90)
80.4.2.00.00-6	Private Retirement Companies	(562.96)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(306,223.33)
80.9.4.00.00-7	Income Tax and Social Contribution	(118,518.34)
80.9.4.10.00-4	INCOME TAX	(83,112.92)
80.9.4.10.10-7	Financial Activities	(83,112.92)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(35,405.42)
80.9.4.30.10-1	Financial Activities	(35,405.42)
80.9.7.00.00-6	Profit Sharing	(187,704.99)
80.9.7.10.00-3	PROFIT SHARING	(187,704.99)
80.9.7.10.20-9	Employees	(187,704.99)
90.0.0.00.00-7	OFF-BALANCE ITEMS	1,067,166,842.30
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,173,209,829.58

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Financial Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly financial information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly financial information on a proportional basis.

The quarterly financial information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.
Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.
(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 30, 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2005 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized in the quarterly financial information.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has not occurred has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco		Unibanco Consolidated

	2006	2005	2006	2005
Securities purchased under resale agreements	14,512,414	9,955,982	14,515,133	10,856,404
Own position	9,050,235	5,783,919	9,052,954	6,684,341
- Treasury bills	6,198,876	5,194,190	6,198,876	6,094,612
- Treasury notes	1,931,040	511,396	1,931,040	511,396
- Other	920,319	78,333	923,038	78,333
Financial Position	5,169,087	4,052,546	5,169,087	4,052,546
- Treasury bills	3,668,721	4,036,200	3,668,721	4,036,200
- Other	1,500,366	16,346	1,500,366	16,346
Short Position	293,092	119,517	293,092	119,517
Interbank deposits	11,332,894	8,319,965	5,723,721	3,771,082
Foreign currency investments	22,888	54,188	22,888	54,188
Total	25,868,196	18,330,135	20,261,742	14,681,674
Current	24,597,283	17,392,183	19,192,247	14,082,232
Long-term	1,270,913	937,952	1,069,495	599,442

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

Marketable Securities	2006	2005	2006	2005
Trading assets	2,535,758	5,082,061	9,294,106	10,885,173
Available for sale	16,996,533	9,593,194	6,758,488	4,585,957
Held to maturity	1,731,638	2,659,942	3,072,082	4,087,972
Subtotal	21,263,929	17,335,197	19,124,676	19,559,102
Derivative financial instruments	952,920	1,009,027	980,380	1,002,425
Total	22,216,849	18,344,224	20,105,056	20,561,527
Current	5,005,432	7,400,051	12,283,077	13,728,560
Long-term	17,211,417	10,944,173	7,821,979	6,832,967

(b) Trading assets

	Unibanco

	2006		2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,741,841	1,760,674	4,850,441	4,857,300
Financial treasury bills	802,008	804,472	4,586,041	4,591,451
Treasury bills	207,003	206,959	264,400	265,849
Treasury notes	732,830	749,243	-	-
Brazilian sovereign bonds	358,366	356,679	-	-
Bank debt securities	74,928	75,375	78,489	80,472
Corporate debt securities	50,849	56,865	52,601	56,688
Debentures	50,849	56,865	52,601	56,688
Mutual funds	192,665	192,665	75,814	75,814
Other	91,583	93,500	2,557	11,787
Total	2,510,232	2,535,758	5,059,902	5,082,061

	Unibanco Consolidated

	2006		2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	6,194,838	6,242,132	8,868,001	8,891,078
Financial treasury bills	3,673,929	3,689,651	7,453,210	7,475,316
Treasury bills	686,979	687,097	1,159,836	1,162,161
Treasury notes	1,828,605	1,860,180	254,836	253,601
Other	5,325	5,204	119	-
Brazilian sovereign bonds	567,648	565,127	44,850	44,850
Bank debt securities	815,193	815,638	708,343	710,326
Eurobonds	96,766	97,211	105,350	107,333
Time de posits	718,427	718,427	602,993	602,993
Cor porate debt securities	345,071	349,782	365,732	367,981
Debentures	297,757	302,448	339,581	341,830
Eurobonds	47,314	47,334	26,151	26,151
Mutual funds	703,399	703,399	538,681	538,681
Other	589,881	618,028	305,475	332,257
Total	9,216,030	9,294,106	10,831,082	10,885,173

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

	2006			2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	2,115,039	(1,466)	2,113,573	41,773	(15,096)	26,677
Financial treasury bills	267,179	(65)	267,114	-	-	-
Treasury bills	1,347,704	6,809	1,354,513	-	-	-
Treasury notes	458,402	4,759	463,161	-	-	-
Treasury Bonds	3,591	(288)	3,303	4,642	(599)	4,043
Other	38,163	(12,681)	25,482	37,131	(14,497)	22,634
Foreign government	270,815	1,047	271,862	-	-	-
Brazilian sovereign bonds	1,475,769	33,675	1,509,444	1,502,451	114,679	1,617,130
Bank debt securities	11,346,073	1,166	11,347,239	5,838,553	1,343	5,839,896
Debentures, eurobonds and other	11,346,073	1,166	11,347,239	5,838,553	1,343	5,839,896
Corporate debt securities	1,714,104	14,168	1,728,272	2,110,824	(33,553)	2,077,271
Debentures, eurobonds and other	1,714,104	14,168	1,728,272	2,110,824	(33,553)	2,077,271
Mutual funds	10,643	-	10,643	12,038	-	12,038
Marketable equity securities	35,781	(20,281)	15,500	35,782	(15,600)	20,182
Total	16,968,224	28,309	16,996,533	9,541,421	51,773	9,593,194

	Unibanco Consolidated

			2006			2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	2,570,031	12,255	2,582,286	366,028	(14,671)	351,357
Financial treasury bills	526,711	(22)	526,689	309,370	401	309,771
Treasury bills	1,347,704	6,809	1,354,513	14,110	32	14,142
Treasury notes	653,804	18,455	672,259	128	(2)	126
Treasury Bonds	3,591	(289)	3,302	4,642	(599)	4,043
Other	38,221	(12,698)	25,523	37,778	(14,503)	23,275
Foreign government	270,815	1,047	271,862	-	-	-
Brazilian sovereign bonds	1,475,769	33,675	1,509,444	1,502,451	114,679	1,617,130
Bank debt securities	291,049	1,169	292,218	277,044	1,027	278,071
Debentures, eurobonds and other	291,049	1,169	292,218	277,044	1,027	278,071
Corporate debt securities	1,948,726	(75,798)	1,872,928	2,268,965	(33,568)	2,235,397
Debentures, eurobonds and other	1,948,726	(75,798)	1,872,928	2,268,965	(33,568)	2,235,397
Mutual funds	16,850	-	16,850	11,950	-	11,950
Marketable equity securities	246,037	(33,137)	212,900	116,354	(24,302)	92,052
Total	6,819,277	(60,789)	6,758,488	4,542,792	43,165	4,585,957

(ii) By maturity:

				Unibanco

		2006		2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	232,090	225,870	176,650	172,126
Between 3 months and 1 year	1,240,036	1,230,165	551,136	544,227
Between 1 and 3 years	1,660,251	1,647,284	574,570	548,745
Between 3 and 5 years	901,503	949,175	807,703	796,132
Between 5 and 15 years	11,767,153	11,767,334	6,285,904	6,304,670
More than 15 years	1,120,767	1,150,562	1,097,638	1,195,074
No stated maturity (1)	46,424	26,143	47,820	32,220
Total	16,968,224	16,996,533	9,541,421	9,593,194

			Unibanco Consolidated

		2006		2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	439,185	342,967	200,117	195,627
Between 3 months and 1 year	1,336,355	1,326,530	761,039	754,456
Between 1 and 3 years	1,793,769	1,780,782	725,131	699,246
Between 3 and 5 years	946,155	993,851	850,995	839,417
Between 5 and 15 years	803,180	806,646	779,340	797,896
More than 15 years	1,237,746	1,277,962	1,097,866	1,195,313
No stated maturity (1)	262,887	229,750	128,304	104,002
Total	6,819,277	6,758,488	4,542,792	4,585,957
_______________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005

Issuer/Type of investment				Amortized cost

Federal government	2,144	497,916	1,304,766	1,863,010
Financial treasury bills	-	-	-	181,394
C entral Bank notes	-	189,217	-	202,446
Treasury notes	1,849	308,364	1,202,774	1,477,739
Treasury bills	-	-	101,697	1,095
Other	295	335	295	336
Brazilian sovereign bonds	1,591,749	1,983,482	1,622,097	2,017,935
Bank debt securities	81,170	104,817	81,170	104,817
Eurobonds	81,170	104,817	81,170	104,817
Corporate debt securities	56,575	73,727	64,049	102,210
Debentures	-	-	7,473	23,027
Eurobonds and other	56,575	73,727	56,576	79,183
Total	1,731,638	2,659,942	3,072,082	4,087,972

The fair value of these securities was R$1,901,295 (2005 - R$2,822,329) in Unibanco and R$3,330,577 (2005 - R$4,245,553) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$169,657 (2005 - R$162,387) in Unibanco and R$258,495 (2005 - R$157,581) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005

Maturity				Amortized cost

Less than 3 months	106,813	247,194	186,768	249,090
Between 3 months and 1 year	262,817	558,583	262,816	779,261
Between 1 and 3 years	354,699	598,981	378,302	615,335
Between 3 and 5 years	495,839	362,519	533,662	407,652
Between 5 and 15 years	511,318	892,494	1,109,470	922,039
More than 15 years	152	171	601,064	1,114,595
Total	1,731,638	2,659,942	3,072,082	4,087,972

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

					Unibanco

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	2006	2005	2006	2006	2006	2005
Futures contracts	57,190,265	38,006,833	-	-	-	-
Purchase	32,372,006	16,978,293	-	-	-	-
Currencies	1,082,760	1,479,667	-	-	-	-
Interbank interest rate	31,245,173	15,498,626	-	-	-	-
Other	44,073	-	-	-	-	-
Sale	24,818,259	21,028,540	-	-	-	-
Currencies	1,894,602	3,322,834	-	-	-	-
Interbank interest rate	22,866,621	17,705,706	-	-	-	-
Other	57,036	-	-	-	-	-
Swap contracts	11,684,029	11,335,414	233,133	160,902	394,035	221,276
Assets	8,314,039	7,461,638	388,305	216,884	605,189	593,182
Currencies	162,573	233,950	8,598	21,778	30,376	9,261
Fixed interest rate	639,711	1,198,306	36,686	73,583	110,269	46,452
Interbank interest rate	4,753,918	3,767,565	304,382	77,349	381,731	496,136
Other	2,757,837	2,261,817	38,639	44,174	82,813	41,333
Liabilities	3,369,990	3,873,776	(155,172)	(55,982)	(211,154)	(371,906)
Currencies	1,365,110	1,222,884	(44,517)	(25,526)	(70,043)	(180,996)
Fixed interest rate	167,326	390,327	(76,404)	322	(76,082)	(85,200)
Interbank interest rate	1,280,580	1,016,515	(10,057)	(29,729)	(39,786)	(57,621)
Other	556,974	1,244,050	(24,194)	(1,049)	(25,243)	(48,089)
Third curve swap contracts	1,179,641	812,529	14,117	12,042	26,159	20,483
Assets	712,901	678,303	30,549	11,699	42,248	22,529
Currencies	249,414	332,777	7,406	8,457	15,863	5,150
Fixed interest rate	107,120	129,570	5,091	1,887	6,978	8,209
Interbank interest rate	356,367	215,956	18,052	1,355	19,407	9,170
Liabilities	466,740	134,226	(16,432)	343	(16,089)	(2,046)
Currencies	433,383	88,202	(9,902)	(992)	(10,894)	(1,292)
Fixed interest rate	26,572	37,001	(6,484)	1,300	(5,184)	(663)
Interbank interest rate	6,785	9,023	(46)	35	(11)	(91)
Forward contracts	2,837,341	2,274,298	(94,540)	(16,902)	(111,442)	(22,305)
Assets	522,896	1,179,929	70,049	3,121	73,170	47,935
Currencies	32,473	936,597	389	(188)	201	22,660
Fixed interest rate	459,259	243,332	38,496	3,321	41,817	25,275
Other	31,164	-	31,164	(12)	31,152	-
Liabilities	2,314,445	1,094,369	(164,589)	(20,023)	(184,612)	(70,240)
Currencies	2,279,202	753,975	(132,564)	(20,264)	(152,828)	(56,679)
Fixed interest rate	35,243	340,394	(861)	206	(655)	(13,561)
Other	-	-	(31,164)	35	(31,129)	-
Option contracts	173,453,432	41,999,102	21,914	(93,845)	(71,931)	68,454
Purchased options	96,517,319	21,054,922	371,668	(149,235)	222,433	339,330
Purchase of purchased options	81,671,606	19,988,497	332,716	(198,731)	133,985	333,920
Currencies	16,172,175	19,988,497	107,724	(44,264)	63,460	333,920
Fixed interest rate	65,482,802	-	214,470	(160,573)	53,897	-
Stocks	16,629	-	10,522	6,106	16,628	-
Purchase of sold option	14,845,713	1,066,425	38,952	49,496	88,448	5,410
Currencies	1,202,500	1,066,425	16,082	1,770	17,852	5,410
Fixed interest rate	13,604,298	-	20,990	48,155	69,145	-
Stocks	38,915	-	1,880	(429)	1,451	-
Sale position	76,936,113	20,944,180	(349,754)	55,390	(294,364)	(270,876)
Sale of purchased options	42,215,031	18,334,081	(279,943)	185,941	(94,002)	(210,387)
Currencies	4,329,393	18,334,081	(72,970)	44,181	(28,789)	(210,387)
Interbank interest rate	37,867,123	-	(192,701)	146,003	(46,698)	-
Stocks	18,515	-	(14,272)	(4,243)	(18,515)	-
Sale of sold option	34,721,082	2,610,099	(69,811)	(130,551)	(200,362)	(60,489)
Currencies	4,857,554	2,610,099	(24,870)	(9,306)	(34,176)	(60,489)
Interbank interest rate	29,861,190	-	(39,444)	(124,404)	(163,848)	-
Stocks	2,338	-	(5,497)	3,159	(2,338)	-
Other derivative financial instruments(*)	473,794	257,353	(3,584)	1,393	(2,191)	(30,286)
Assets position	329,051	110,256	8,969	911	9,880	6,051
Liabilities position	144,743	147,097	(12,553)	482	(12,071)	(36,337)
		Assets	869,540	83,380	952,920	1,009,027
___________________		Liabilities	(698,500)	(19,790)	(718,290)	(751,405)
(*)Include basically contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

					Unibanco Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	2006	2005	2006	2006	2006	2005
Futures contracts	57,190,265	41,696,776	-	-	-	-
Purchase	32,372,006	20,141,985	-	-	-	-
Currencies	1,082,760	1,483,423	-	-	-	-
Interbank interest rate	31,245,173	18,658,562	-	-	-	-
Other	44,073	-	-	-	-	-
Sale	24,818,259	21,554,791	-	-	-	-
Currencies	1,894,602	3,351,638	-	-	-	-
Interbank interest rate	22,866,621	18,203,153	-	-	-	-
Other	57,036	-	-	-	-	-
Swap contracts	11,572,669	10,641,776	236,245	157,537	393,782	235,574
Assets	8,214,787	6,891,023	391,417	213,518	604,935	569,440
Currencies	162,573	233,950	8,598	21,778	30,376	9,263
Fixed interest rate	496,316	573,566	34,013	70,217	104,230	40,989
Interbank interest rate	4,783,683	3,811,690	310,152	77,349	387,501	477,619
Other	2,772,215	2,271,817	38,654	44,174	82,828	41,569
Liabilities	3,357,882	3,750,753	(155,172)	(55,981)	(211,153)	(333,866)
Currencies	1,365,110	1,126,080	(44,517)	(25,525)	(70,042)	(141,385)
Fixed interest rate	167,326	263,861	(76,404)	322	(76,082)	(84,736)
Interbank interest rate	1,280,580	1,086,762	(10,057)	(29,729)	(39,786)	(58,125)
Other	544,866	1,274,050	(24,194)	(1,049)	(25,243)	(49,620)
Third curve swap contracts	1,179,641	812,529	14,116	12,043	26,159	20,483
Assets	712,901	678,303	30,548	11,700	42,248	22,529
Currencies	249,414	332,777	7,406	8,457	15,863	5,150
Fixed interest rate	107,120	129,570	5,090	1,888	6,978	8,209
Interbank interest rate	356,367	215,956	18,052	1,355	19,407	9,170
Liabilities	466,740	134,226	(16,432)	343	(16,089)	(2,046)
Currencies	433,383	88,202	(9,902)	(992)	(10,894)	(1,292)
Fixed interest rate	26,572	37,001	(6,484)	1,300	(5,184)	(663)
Interbank interest rate	6,785	9,023	(46)	35	(11)	(91)
Forward contracts	2,809,966	2,056,579	(78,329)	(17,374)	(95,703)	(278)
Assets	483,469	1,191,738	97,990	2,894	100,884	65,075
Currencies	32,473	936,597	390	(189)	201	22,660
Fixedinterestrate	419,832	255,141	54,661	3,102	57,763	42,415
Other	31,164	-	42,939	(19)	42,920	-
Liabilities	2,326,497	864,841	(176,319)	(20,268)	(196,587)	(65,353)
Currencies	2,279,202	753,975	(132,564)	(20,264)	(152,828)	(56,679)
Fixed interest rate	35,243	110,866	(862)	206	(656)	(8,674)
Other	12,052	-	(42,893)	(210)	(43,103)	-
Option contracts	173,453,432	41,999,102	21,914	(93,845)	(71,931)	68,454
Purchased options	96,517,319	21,054,922	371,668	(149,235)	222,433	339,330
Purchase of purchased options	81,671,606	19,988,497	332,716	(198,731)	133,985	333,920
Currencies	16,172,175	19,988,497	107,724	(44,264)	63,460	333,920
Fixed interest rate	65,482,802	-	214,470	(160,573)	53,897	-
Stocks	16,629	-	10,522	6,106	16,628	-
Purchase of sold option	14,845,713	1,066,425	38,952	49,496	88,448	5,410
Currencies	1,202,500	1,066,425	16,082	1,770	17,852	5,410
Fixed interest rate	13,604,298	-	20,990	48,155	69,145	-
Stocks	38,915	-	1,880	(429)	1,451	-
Sale position	76,936,113	20,944,180	(349,754)	55,390	(294,364)	(270,876)
Sale of purchased options	42,215,031	18,334,081	(279,943)	185,941	(94,002)	(210,387)
Currencies	4,329,393	18,334,081	(72,970)	44,181	(28,789)	(210,387)
Interbank interest rate	37,867,123	-	(192,701)	146,003	(46,698)	-
Stocks	18,515	-	(14,272)	(4,243)	(18,515)	-
Sale of sold option	34,721,082	2,610,099	(69,811)	(130,551)	(200,362)	(60,489)
Currencies	4,857,554	2,610,099	(24,870)	(9,306)	(34,176)	(60,489)
Interbank interest rate	29,861,190	-	(39,444)	(124,404)	(163,848)	-
Stocks	2,338	-	(5,497)	3,159	(2,338)	-
Other derivative financial instruments (*)	473,794	257,353	(3,584)	1,393	(2,191)	(30,286)
Assets position	329,051	110,256	8,969	911	9,880	6,051
Liabilities position	144,743	147,097	(12,553)	482	(12,071)	(36,337)

		Assets	900,592	79,788	980,380	1,002,425
		Liabilities	(710,230)	(20,034)	(730,264)	(708,478)

(*)Include basically contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	27,730,943	17,625,064	10,858,123	976,135	57,190,265
Swap contracts	3,622,491	3,486,015	2,651,549	1,923,974	11,684,029
Third curve swap contracts	578,017	572,162	24,380	5,082	1,179,641
Forward contracts	1,015,784	1,611,208	205,513	4,836	2,837,341
Option contracts
Purchased position	62,548,697	10,254,672	23,713,950	-	96,517,319
Sale position	38,778,346	14,337,317	23,820,450	-	76,936,113
Other financial instruments derivative	288,361	151,742	15,636	18,055	473,794

				Unibanco Consolidated

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	27,730,943	17,625,064	10,858,123	976,135	57,190,265
Swap contracts	3,575,370	3,394,947	2,656,865	1,945,487	11,572,669
Third curve swap contracts	578,017	572,162	24,380	5,082	1,179,641
Forward contracts	1,041,999	1,557,617	205,513	4,837	2,809,966
Option contracts
Purchased position	62,548,697	10,254,672	23,713,950	-	96,517,319
Sale position	38,778,346	14,337,317	23,820,450	-	76,936,113
Other financial instruments derivative	288,361	151,742	15,636	18,055	473,794

(iii) Nominal value by trade location:

				Unibanco

				2006

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	57,190,265	-	-	57,190,265
Swap contracts	3,757,522	7,926,507	-	11,684,029
Third curve swap contracts	-	1,179,641	-	1,179,641
Forward contracts	-	2,837,341	-	2,837,341
Option contracts
Purchased position	96,323,795	175,694	17,830	96,517,319
Sale position	76,771,612	143,647	20,854	76,936,113
Other financial instruments derivative	28,259	445,535	-	473,794

			Unibanco Consolidated

				2006

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	57,190,265	-	-	57,190,265
Swap contracts	3,789,557	7,783,112	-	11,572,669
Third curve swap contracts	-	1,179,641	-	1,179,641
Forward contracts	-	2,779,943	30,023	2,809,966
Option contracts
Purchased position	96,323,795	175,694	17,830	96,517,319
Sale position	76,771,612	143,647	20,854	76,936,113
Other financial instruments
derivative	28,259	445,535	-	473,794
_______________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$5,379 (2005 - R$132,564) in Unibanco and R$116,003 (2005 - R$257,266) in Unibanco Consolidated and are comprised by federal government securities.

Hedge Account

(a) On December 31, 2006, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$11,744,848 (2005 - R$9,878,053) in Unibanco and R$11,744,848 (2005 - R$10,248,775) in Unibanco Consolidated, swap contracts in the amount of R$1,079,048 (2005 - R$1,592,252) in Unibanco and R$1,079,048 (2005 - R$1,592,252) in Unibanco Consolidated and forward transactions in the amount of R$115,592 (2005 – R$150,930) in Unibanco and Unibanco Consolidated. These contracts represented for the year a loss net of applicable taxes and minority interest, in the amount of R$29,268 (2005 – R$10,295) in Unibanco and R$29,240 (2005 -R$10,937) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,853,854 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	96,330	243,170	144,193	121,496	605,189
Third curve swap contracts	16,244	22,064	2,861	1,079	42,248
Forward contracts	49,174	22,806	1,140	50	73,170
Option contracts
Purchased position	121,532	39,349	61,552	-	222,433
Other financial instruments
derivative	2,930	4,267	471	2,212	9,880
Total	286,210	331,656	210,217	124,837	952,920

Liabilities
Swap contracts	(43,384)	(116,081)	(28,931)	(22,758)	(211,154)
Third curve swap contracts	(5,426)	(10,663)	-	-	(16,089)
Forward contracts	(75,593)	(84,769)	(23,931)	(319)	(184,612)
Option contracts
Sale position	(182,611)	(34,139)	(77,614)	-	(294,364)
Other financial instruments
derivative	(9,377)	(1,604)	(161)	(929)	(12,071)
Total	(316,391)	(247,256)	(130,637)	(24,006)	(718,290)

				Unibanco Consolidated

					2006

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	95,055	239,005	145,229	125,646	604,935
Third curve swap contracts	16,244	22,064	2,861	1,079	42,248
Forward contracts	75,225	24,469	1,140	50	100,884
Option contracts
Purchased position	121,532	39,349	61,552	-	222,433
Other financial instruments
derivative	2,930	4,267	471	2,212	9,880
Total	310,986	329,154	211,253	128,987	980,380

Liabilities
Swap contracts	(43,384)	(116,080)	(28,931)	(22,758)	(211,153)
Third curve swap contracts	(5,426)	(10,663)	-	-	(16,089)
Forward contracts	(87,568)	(84,769)	(23,931)	(319)	(196,587)
Option contracts
Sale position	(182,611)	(34,139)	(77,614)	-	(294,364)
Other financial instruments
derivative	(9,377)	(1,604)	(161)	(929)	(12,071)
Total	(328,366)	(247,255)	(130,637)	(24,006)	(730,264)

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
By type
Discounted loans and notes	17,377,986	14,812,059	18,458,072	15,787,433
Financing	10,614,885	9,166,808	12,918,412	11,981,611
Agricultural	1,320,626	1,123,182	1,320,626	1,123,182
Real estate loans	1,473,440	1,344,613	1,476,306	1,344,613
Credit card	-	-	4,250,520	3,395,345
Total lending operations	30,786,937	26,446,662	38,423,936	33,632,184

Leasing operations	87,778	-	1,951,404	847,128
Advances on exchange contracts (1)	1,030,632	1,642,457	1,030,632	1,642,457
Total leasing operations and
advances on exchange contracts	1,118,410	1,642,457	2,982,036	2,489,585

Guarantees honored	4,148	29,850	4,148	29,850
Other receivables (2)	527,092	681,181	3,950,597	3,723,224
Total other credits	531,240	711,031	3,954,745	3,753,074

Total risk	32,436,587	28,800,150	45,360,717	39,874,843

By maturity
Past-due for more than 15 days (Note 6 (d))	881,005	590,584	2,137,266	1,595,226
Falling due:
Less than 3 months (3)	10,626,053	9,980,811	17,413,511	16,065,338
Between 3 months and 1 year	8,557,453	8,003,061	11,489,843	10,711,568
Between 1 and 3 years	8,003,411	6,739,997	9,628,834	7,904,687
More than 3 years	4,368,665	3,485,697	4,691,263	3,598,024
Total risk	32,436,587	28,800,150	45,360,717	39,874,843
__________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	12,964,644	40.0	11,648,763	40.4
Retailers	5,154,536	15.9	3,591,285	12.5
Financial service	1,580,045	4.8	1,311,097	4.6
Residential construction loans	467,846	1.4	323,508	1.1
Other services	4,926,913	15.2	4,828,098	16.8
Agriculture, livestock, forestry
and fishing	1,064,215	3.3	891,583	3.1
Individual	6,278,388	19.4	6,205,816	21.5
Total	32,436,587	100.0	28,800,150	100.0

			Unibanco Consolidated

		2006		2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	13,440,212	29.5	12,177,594	30.6
Retailers	5,547,606	12.2	3,888,701	9.8
Financial service	1,541,661	3.4	1,193,575	3.0
Residential construction loans	485,499	1.1	323,659	0.8
Other services	6,719,759	14.8	6,230,211	15.6
Agriculture, livestock, forestry
and fishing	1,064,215	2.4	891,583	2.2
Individual	16,561,765	36.6	15,169,520	38.0
Total	45,360,717	100.0	39,874,843	100.0

(c) Concentration of lending, leasing and other credits:

				Unibanco

		2006		2005

Largest clients	Value	% total	Value	% total
10 largest clients	3,853,615	11.9	3,316,993	11.5
50 next largest clients	6,502,862	20.0	5,932,958	20.6
100 next largest clients	4,711,939	14.5	3,976,782	13.8
Other clients	17,368,171	53.6	15,573,417	54.1
Total	32,436,587	100.0	28,800,150	100.0

			Unibanco Consolidated

		2006		2005

Largest clients	Value	% total	Value	% total
10 largest clients	3,853,615	8.5	3,316,993	8.3
50 next largest clients	6,502,862	14.3	5,853,136	14.7
100 next largest clients	4,677,460	10.3	4,132,066	10.4
Other clients	30,326,780	66.9	26,572,648	66.6
Total	45,360,717	100.0	39,874,843	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Unibanco

								2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	15,408,151	-	-	15,408,151	47.5	80,205	0.5
A	0.5	11,179,953	-	-	11,179,953	34.5	99,152	0.9
B	1.0	2,879,484	193,464	46,947	3,119,895	9.6	93,737	3.0
C	3.0	911,772	206,697	67,841	1,186,310	3.7	142,202	12.0
D	10.0	107,424	121,270	141,067	369,761	1.1	140,509	38.0
E	30.0	35,346	77,846	55,243	168,435	0.5	104,061	61.8
F	50.0	26,569	85,617	56,049	168,235	0.5	131,223	78.0
G	70.0	10,279	53,579	57,636	121,494	0.4	115,433	95.0
H	100.0	38,195	219,936	456,222	714,353	2.2	714,353	100.0
Total		30,597,173	958,409	881,005	32,436,587	100.0	1,620,875
% of total risk							5.0%

								Unibanco

								2005

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	13,716,138	-	-	13,716,138	47.6	12,825	0.0
A	0.5	9,112,811	-	-	9,112,811	31.6	50,790	0.6
B	1.0	2,487,979	199,434	30,327	2,717,740	9.4	33,473	1.2
C	3.0	1,027,843	212,736	45,846	1,286,425	4.5	111,445	8.7
D	10.0	773,761	120,061	66,735	960,557	3.3	287,205	29.9
E	30.0	47,880	65,829	38,213	151,922	0.5	75,809	49.9
F	50.0	59,229	49,843	51,102	160,174	0.6	111,962	69.9
G	70.0	100,476	43,212	43,868	187,556	0.7	187,370	99.9
H	100.0	33,602	158,732	314,493	506,827	1.8	506,827	100.0
Total		27,359,719	849,847	590,584	28,800,150	100.0	1,377,706
% of total risk							4.8%

							Unibanco Consolidated

								2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	19,393,086	-	-	19,393,086	42.8	80,325	0.4
A	0.5	17,559,022	-	-	17,559,022	38.7	132,258	0.8
B	1.0	3,073,011	328,047	183,406	3,584,464	7.9	99,450	2.8
C	3.0	1,416,641	309,608	197,621	1,923,870	4.2	173,569	9.0
D	10.0	160,083	167,108	258,514	585,705	1.3	174,139	29.7
E	30.0	79,372	106,349	172,179	357,900	0.8	178,645	49.9
F	50.0	56,863	103,173	163,634	323,670	0.7	223,990	69.2
G	70.0	31,606	66,477	151,320	249,403	0.5	220,466	88.4
H	100.0	99,505	273,500	1,010,592	1,383,597	3.1	1,383,597	100.0
Total		41,869,189	1,354,262	2,137,266	45,360,717	100.0	2,666,439
% of total risk							5.9%

							Unibanco Consolidated

								2005

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	0.0
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.0	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.1	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%
__________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$881,530 (2005 - R$765,895) in Unibanco and R$1,124,940 (2005 - R$925,276) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the year:

		Unibanco	Unibanco Consolidated

		Twelve-months		Twelve-months
	Quarter ended	ended	Quarter ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2006	2006
Balance at the beginning of the period	1,637,185	1,377,706	2,532,178	2,060,614
Provision for credit losses	233,795	1,073,781	533,386	2,497,711
Loan charge-offs	(250,105)	(830,612)	(399,125)	(1,891,886)
Balance at the end of the period	1,620,875	1,620,875	2,666,439	2,666,439

Loan recoveries (1)	81,579	136,580	100,915	230,174
________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Assets - Other credits
Unsettled exchange purchases	2,172,585	2,367,473	2,172,585	2,367,473
Rights on foreign exchange sold	1,508,330	582,792	1,508,330	582,792
(-) Received advances	(251,516)	(138,867)	(251,516)	(138,867)
Income receivable from advances on exchange
contracts	21,151	21,280	21,151	21,280
Other	66	225	66	225
Total	3,450,616	2,832,903	3,450,616	2,832,903
Liabilities - Other liabilities
Unsettled exchange sales	1,500,811	585,750	1,500,811	585,750
Obligations for foreign exchange purchased	2,125,044	2,348,556	2,125,044	2,348,556
(-) Advances on exchange contracts	(1,030,632)	(1,642,457)	(1,030,632)	(1,642,457)
Other	448	(102,811)	448	(102,811)
Total	2,595,671	1,189,038	2,595,671	1,189,038

Off-balance sheet
Import credits outstanding	116,230	89,664	124,702	107,208
Confirmed export credits	8,775	19,232	9,081	19,232

(b) Statement of income

		Unibanco	Unibanco Consolidated

		Twelve-months		Twelve-months
	Quarter ended	ended	Quarter ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2006	2006
Income from foreign exchange transactions	348,753	2,401,253	392,606	2,672,692
Expenses from foreign exchange transactions	(300,936)	(2,384,350)	(344,281)	(2,653,975)
Net gain on foreign exchange transactions	47,817	16,903	48,325	18,717

8. Other Credits - Sundry

		2006

		Unibanco
	Unibanco	Consolidated
Deferred tax	1,382,957	2,847,534
Receivables from credit card operations	-	2,484,001
Insurance premium	-	1,154,547
Prepaid taxes	499,805	989,168
Escrow deposits for civil and labor suits (1)	816,479	2,081,311
Notes and credits receivable	552,002	695,234
Accounts receivable from Temporary Special Administration Regime	241,068	241,068
Salary advances and other	101,098	109,325
Receivables from purchase of assets	20,111	92,702
Accounts receivable from subsidiaries	14,939	-
Other	318,416	554,733
Total	3,946,875	11,249,623
Current	1,579,921	6,450,980
Long-term	2,366,954	4,798,643
_______________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Commissions on debt placements and products	225,353	242,582	449,006	330,008
Exclusiving contracts for banking services	149,343	-	441,736	-
Advance of private pension’s sponsor contributions	198,544	184,054	205,584	185,462
Others	34,669	17,557	61,131	91,901
Total	607,909	444,193	1,157,457	607,371
Current	226,934	190,405	731,172	330,408
Long-term	380,975	253,788	426,285	276,963

10. Foreign Branches

As mentioned in Note 2, the quarterly financial information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		2006

	US$	R$
	thousand	thousand
Current assets	3,559,698	7,610,634
Long-term assets	2,968,726	6,347,136
Permanent assets	65,443	139,917
Total assets	6,593,867	14,097,687

Current liabilities	3,611,241	7,720,833
Long-term liabilities	2,520,491	5,388,809
Deferred income	120	256
Branch equity	462,015	987,789
Total liabilities	6,593,867	14,097,687

Net income for the quarter	63,559	135,890

Net income for the year	205,189	438,695

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$48,548 (Twelve-months ended December 31, 2006 – R$97,700) in Unibanco and in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

							Adjusted net		Equity in results
							income (loss)		Adjustments (1)

	Number of shares or quotas (in thousands) direct and indirect						Quarter	Twelve-months	Quarter	Twelve-months
			Percentage holding (%)		Adjusted stockholders equity		ended	ended	ended	ended

				Unibanco		Investment	December 31,	December 31,	December 31,	December 31,

	Commom	Preferred	Unibanco	Consolidated		amount	2006	2006	2006	2006
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd. (3)	2,960	-	100.000	100,000	2,542,123	2,542,123	55,929	158,713	55,929	158,713
Banco Fininvest S.A. (6)	8	2	99.991	100,000	1,507,252	1,507,251	11,932	(9,610)	11,932	(9,538)
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100,000	100,000	1,187,937	1,187,937	26,551	171,889	28,423	186,158
Unibanco AIG Seguros S.A.	345,014	188,814	49,902	49,902	1,459,355	728,249	72,402	323,913	38,372	161,639
Fininvest Negócios de Varejo Ltda. (5)	63,786,483	-	95.302	100.000	639,723	609,671	(6,519)	(6,366)	(6,412)	(6,266)
Banco Dibens S.A. (2) and (8)	20,085,509	-	99.999	100,000	477,788	477,788	6,470	19,442	6,470	19,871
Unibanco Companhia de Capitalização	4,194	-	99,999	100,000	397,753	397,753	29,871	108,338	29,871	108,338
Dibens Leasing S.A. – Arrendamento Mercantil	81,087	-	99,999	99,999	337,829	337,829	8,594	26,192	8,594	26,192
Banco Único S.A. (2)	2,768,397	2,768,397	100,000	100,000	270,314	270,314	2,372	27,199	2,408	27,235
Interbanco S.A.	20,000	-	99,996	99,999	140,956	140,950	16,100	60,341	16,098	60,339
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (2)	4,955	4,955	100,000	100,000	112,202	112,202	4,491	14,397	6,808	19,611
AIG Brasil Companhia de Seguros	54,214	-	49,999	49,999	79,615	39,807	3,349	8,104	1,675	4,052
Unibanco Negócios Imobiliários Ltda.	55,664	-	99,999	100,000	62,104	62,104	4,408	5,587	4,796	7,164
Unicap Holding S.A.	637,165	-	94.571	100,000	182,556	172,645	23,136	23,136	12,645	12,645
Other (7)					-	788,050	-	-	131,094	217,603

Jointly controlled companies (i)
Maxfácil Participações (4)	11	-	49.986	49.986	175,037	87,494	3,577	5,366	1,780	2,674
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49,997	49,997	141,162	70,576	15,925	54,961	7,961	27,411
Redecard S.A.	200	400	31.943	31.943	90,442	28,890	61,959	286,200	30,538	91,421
Serasa S.A.	366	349	19.045	19,174	208,287	39,669	27,968	105,098	4,824	20,016
Tecnologia Bancária S.A.	762,278	-	18.044	20.300	147,095	26,542	271	20,749	438	3,744
Interchange Serviços S.A.	750	-	25,000	25,000	57,704	14,426	13,984	21,032	3,496	5,258
Companhia Hipotecária Unibanco – Rodobens (2)	6,055	-	50,000	50,000	17,268	8,634	1,238	4,628	619	2,332
Other					-	32,620	-	-	3,588	15,543
Total						9,683,524			401,947	1,162,155

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	112	-	11.166	1,637,686	182,864	121,660	528,524	13,552	59,015
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	79,615	39,807	3,349	8,104	1,675	4,052
Other	-	-	-	-	-	2,315	-	-	132	336
Total						224,986			15,359	63,403
__________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.
(1)
The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill and alteration of participation during the period.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	The Board of Directors Meeting held in the first half of 2006, approved the capital increase of Unipart Participações Internacionais Ltd. in the amount of R$1,489,420.

(4)	During the third quarter of 2006 Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital, establishing a new partnership with Ipiranga Group.

(5)	In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A.

(6)
The Extraordinary Shareholders’ Meeting held in August, 2006, approved the increase in the capital of Banco Fininvest S.A. in the amount of R$800,000, through the issue of 5,588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(7)	Include the Unibanco Empreendimentos e Participações S.A. investment on BWU Comércio e Entretenimento Ltda., which is on process of negotiation.

(8)
On Extraordinary Shareholders’ Meeting held in August 2006, the capital of Banco Dibens was increased in the amount of R$200,000, represented by 11,227,367,139 common shares, fully subscribed by Unibanco.

(b)Goodwill on acquisition of companies

The goodwill on acquisition a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years.

The accelerated depreciation of goodwill has been classified in a separated line as "Acceleration of Goodwill Amortization" based on Deliberation CVM n° 489 of 2005. See Note 24 (c).

The goodwill balance shown in the Unibanco consolidated quarterly financial information and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

			Quarter ended	Twelve-months ended
	2006	2005	December 31, 2006	December 31, 2006
Fininvest	-	291,604	-	291,604
Hipercard	179,711	346,265	25,221	166,554
Modelo (1)	146,316	-	8,959	32,847
Maxfácil (2)	79,809	-	4,276	5,701
Other	141,994	175,208	11,188	115,058
Total	547,830	813,077	49,644	611,764
________________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company.
(2) During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.91% (2005 – 14.20%) per annum, and are payable up to October 15, 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

(d) Euronotes in the amount of R$3,645,738 (2005 – R$1,182,192) in Unibanco and R$1,029,171 (2005 – R$988,848) in Unibanco Consolidated mature up to April 15, 2014 and the average interest of issues in foreign currency was 8.17% (2005 – 3.65%) per annum in Unibanco and 4.87% (2005 – 3.45%) per annum in Unibanco Consolidated.

(e) The other issues totaled R$22,634 (2005 - R$31,255) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.83% (2005 – 4.34%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.17% (2005 – 4.62%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made, as well as the corresponding judicial deposits, when applicable.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, due to return of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

Based on Deliberation CVM nº 489, the claims which are considered legal liabilities, are recognized at the full amount being questioned, independently of the probability of loss.

On December 31, 2006, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$901,384 and R$1,862,582 in Unibanco and Unibanco Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$695,922 in Unibanco and R$956,428 in Unibanco Consolidated; (ii) collection of CPMF on leasing transactions in the amount of R$197,814 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of Non-employer companies in the amount of R$135,659 in Unibanco Consolidated.

The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The tax claims considered as contingent liabilities based on Deliberation CVM nº 489 and with loss classification as possible, in accordance with the opinion of the legal advisors, are not provided for at December 31, 2006. Such claims, net of tax effects, represents the amount of R$1,043,967 in Unibanco Consolidated, being the mainly discussion:

(i) Deductibility of interest and taxes whose payments is suspended in the amount of – R$279,855;
(ii) Deductibility of goodwill on investments acquisitions in the amount of – R$210,335;
(iii) Deductibility of losses on credits receivables in the amount of – R$141,084;
(iv) Profit from foreign country taxation criteria in the amount of – R$94,512;
(v) Social security contribution on non remunerated salaries in the amount of – R$75,155; and
(vi) ISS taxation on leasing operations in the amount of – R$21,223. In this case, Unibanco is discussing the unconstitutional taxation of ISS on leasing operations, from the distortion of the services rendered conception and the legal basis of taxation fixed by the authority, as well the discussion of the right of municipally change this tax.

Provisions recorded and their movements in the quarter ended December 31, 2006, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation	1,011,499	2,022,796
Labor litigation	311,769	459,976
C ivil litigation	229,421	415,863
Total	1,552,689	2,898,635

Recorded in Other Liabilities
- Allowance for tax contingencies	1,011,499	2,022,796
- Others (Note 15 (c))	541,190	875,839
	1,552,689	2,898,635

	Quarter ended December 31, 2006

		Unibanco
	Unibanco	Consolidated
Balance at the beginning of the period	1,427,403	2,761,488
Increases	150,684	418,328
Realeases	(22,412)	(100,081)
Interest/Monetary adjustment	124,639	39,097
Payments	(127,625)	(220,197)
Balance at the end of the period	1,552,689	2,898,635

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2006	2005	2006	2005	2006	2005	2006	2005
Provision for unearned
premiums	916,579	572,947	1	1	-	-	916,580	572,948
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	227,894	189,222	5,462	6,382	-	-	233,356	195,604
Mathematical provision
benefits to be granted	436,355	279,784	5,715,236	4,768,194	-	-	6,151,591	5,047,978
Mathematical provision
for benefits granted	5,039	3,530	394,769	375,417	-	-	399,808	378,947
Unsettled claims	321,050	297,114	684	684	-	-	321,734	297,798
Provision for draws
and redemptions	-	-	-	-	606,651	535,959	606,651	535,959
Other provisions	4,152	3,310	228,922	224,752	373	363	233,447	228,425
Total of technical
provisions	1,911,069	1,345,907	6,345,074	5,375,430	607,024	536,322	8,863,167	7,257,659
Short-term	1,909,669	1,344,865	4,403,683	3,383,965	607,024	536,322	6,920,376	5,265,152
Long-term	1,400	1,042	1,941,391	1,991,465	-	-	1,942,791	1,992,507

(b) Subordinated debt

					Unibanco	Unibanco Consolidated

			Remuneration
	Issue	M aturity	per annum	2006	2005	2006	2005
Step-up
callable notes(1)	April 2002	April 2012	9.375%	434,393	475,577	411,606	452,814
Step-up
callable notes(2)	December 2003	December 2013	7.375%	428,709	469,305	414,334	461,461
Step-up
callable notes(3)	April 2001	April 2006	3.45%	-	71,156	-	71,156
Line of credit (4)	December 2004	December 2009	4.74%	321,357	351,755	321,357	351,755
Perpetual Non-
cumulative Junior
Subordinated
Securities (5)	July 2005	Indeterminated	8.70%	1,085,017	1,187,886	1,085,017	1,187,394
Subordinated time
deposits (6)	December 2002	December 2012	102% of CDI	507,677	439,237	507,677	439,237
Subordinated time
deposits (7)	December 2006	December 2016	104% of CDI	500,000	-	500,000	-
Total				3,277,153	2,994,916	2,739,991	2,963,817
Short-term				452,485	98,331	429,213	97,232
Long-term				2,824,668	2,896,585	2,810,778	2,866,585

________________________
(1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2%.
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(6) Subordinated time deposits can be redeemed from December 2007.
(7) Subordinated time deposits can be redeemed from December 2011.

(c) Sundry

	Unibanco	Unibanco
		Consolidated
Technical provisions for insurance, retirement
and capitalizations plans	-	8,863,167
Payable to merchants – credit card	-	3,780,366
Sale of rights of receipt of future flow of
payment orders abroad (1)	1580764	1580764
Provision for labor and civil litigation
(Note 14)	541,190	875,839
Payable related to insurance companies	-	553,362
Provisions for payroll and administrative
expenses	347,136	483,985
Credit to release of real estate financing	27,266	27,266
Other	116,528	245,119
Total	2,612,884	16,409,868
Short-term	653,409	12,143,290
Long-term	1,959,475	4,266,578

________________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$689,610 thousand (2005 – US$902,000 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with beginning maturity in July 2009 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the fourth quarter of 2006, the company sponsor contributions totaled R$5,331 (Twelve-months ended December 31, 2006 - R$21,446) in Unibanco and R$6,470 (Twelve-months ended December 31, 2006 – R$24,953) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2006, the options activity was as follows:

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)				Quantity

Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	5,334,855	4,440,390	2,600,755
2	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	364,724	-	195,276
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	233,334	400,000	66,666
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	366,668	1,244,000	1,853,332
16	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	1,293,257	1,847,992	3,084,751
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7.213	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.479	8,440,000	-	1,100,000	7,340,000
28	2nd quarter 2005	05.03.2010	05.02.2011	Up to 9.933	50,000	-	50,000	-
29	3rd quarter 2005	09.19.2010	09.18.2011	Up to 10.757	120,000	-	-	120,000
30 to 33	3rd quarter 2006	08.30.2011	08.29.2012	Up to 15.718	630,000	-	-	630,000

GENERAL POSITION					36,732,240	7,758,172	9,668,382	19,305,686

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2006	2005

	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	755,658,168
Preferred	1,288,873,570	7,565,902	1,296,439,472	653,200,164
Total	2,800,189,906	7,565,902	2,807,755,808	1,408,858,332

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On December 31, 2006, the market value of Units is R$20.20.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During 2006, the Board of Directors approved the payment of interest on own capital to the shareholders in the amount of R$890,486, related to the year ended on December 31, 2006, comprising R$0.3235 (R$0.2751 net of applicable tax) per common share and R$0.3559 (R$0.3025 net of applicable tax) per preferred share. The interest on own capital was calculated in accordance with article 9º of Law nº 9.249/95 with tax benefit of R$302,765.

The units had interest on capital of R$0.6555 (R$0.5571 net of applicable tax), being R$0.2996 (R$0.2546 net of applicable tax) from Unibanco Holdings and R$0.3559 (R$0.3025 net of applicable tax) from Unibanco. The GDS had interest on capital of R$6.1725 (R$5.2464 net of applicable tax).

Announced to Company on October 26th, 2006, the distribution of total amount of interest on the capital stock/dividends was not affected by the effect of acceleration of the goodwill amortization, mentioned in Note 24 (c).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2006	2005
Legal reserve	570,534	483,033
Statutory reserves:
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit
of 20% of ca pital stock (1)	-	103,436
ii) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock (2)	1,281,599	3,531,165
iii) Special dividends reserve	63,898	63,898
Total	1,916,031	4,181,532
________________________
(1) The Extraordinary Shareholders Meeting held on June 29, 2006, approved the capitalization of the balance of the currency Exchange Risk Reserve with utilization of capital increase.
(2) During 2005, calculated based on 90% of net income for the year after the legal deductions and dividends up to a limit of 80% of the capital stock.

(e) Treasury stock

During the year ended December 31, 2006, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	Quarter ended December 31, 2006		Twelve-months ended December 31, 2006

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the period	8,444,360	46,807	11,265,874	50,828
Conversion of own stocks	(439,229)	(2,468)	(1,849,986)	(9,511)
Sale of own stocks	(839,476)	(4,778)	(3,576,436)	(18,367)
Repurchase	400,247	3,637	1,726,450	20,248
Balance at the end of the period	7,565,902	43,198	7,565,902	43,198

The average cost was R$17.12 per repurchased Units, and the minimum and maximum price of share were R$13.50 and R$20.09, respectively.

(f)Conversion Program

As from November 2003, a Conversion Program was maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program had duration of 2 years, with maturity on November 4, 2005. During the Conversion Program, 2,619 thousand preferred shares were converted into Units.

(g) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

(h) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489, see Note 14.

18. Other Operating Income and Expenses

(a) Other operating income

		Unibanco	Unibanco Consolidated

		Twelve-months		Twelve-months
	Quarter ended	ended	Quarter ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2006	2006
Insurance, annuity products and
retirement plans premiums	-	-	296,623	1,108,572
Financial results from insurance,
pension plans and annuity product	-	-	1,233,022	4,278,995
Dividends/retained earnings received from
other investments, principally consortium	(4,213)	93,692	24,402	151,299
Other	9,570	78,791	62,598	139,158
Total	5,357	172,483	1,616,645	5,678,024

(b) Other operating expenses

		Unibanco	Unibanco Consolidated

		Twelve-months		Twelve-months
	Quarter ended	ended	Quarter ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2006	2006
Interest and monetary correction on technical
provision for insurance, pension plans and
annuity products	-	-	209,804	775,486
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	510,097	1,526,696
Insurance claims	-	-	251,209	1,018,657
Private retirement plans benefits expenses	-	-	106,157	585,081
Insurance and private retirement plans selling
and other expenses	-	-	168,349	504,918
Credit card selling expenses	-	-	74,207	289,808
Provision for labor and civil litigations	77,884	435,155	206,881	595,988
Expense related to checks and billing, net	51,029	193,968	57,757	224,387
Foreign branches’ and subsidiary companies’
exchange loss	48,548	97,700	48,548	97,700
Amortization of goodwill on subsidiaries acquired	7,931	361,661	49,644	611,764
Other	160,257	302,355	83,964	471,278
Total	345,649	1,390,839	1,766,617	6,701,763

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	September 30,			December 31,
	2006	Constitution	Realization	2006
Allowance for credit losses	409,345	82,051	82,390	409,006
Other provisions not currently deductible	562,317	51,321	55,456	558,182
Tax loss and negative basis of social
contribution carry-forwards	113,809	-	17,899	95,910
Social contribution carry-forwards
(Provisional Measure 2158-35)	257,883	-	3,229	254,654
Subtotal	1,343,354	133,372	158,974	1,317,752
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	60,271	4,934	-	65,205
Net deferred tax assets	1,403,625	138,306	158,974	1,382,957
Deferred tax assets	1,403,625			1,382,957

				Unibanco

	December 31,			December 31,
	2005	Increase	Realization	2006
Allowance for credit losses	356,678	387,474	335,146	409,006
Other provisions not currently deductible (1)	460,421	623,956	526,195	558,182
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	114,205	95,910
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	22,966	254,654
Subtotal	1,304,834	1,011,430	998,512	1,317,752
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	76,428	-	65,205
Net deferred tax assets	1,293,611	1,087,858	998,512	1,382,957
Deferred tax assets	1,293,611			1,382,957
___________________
(1) Includes the amount of R$48,390 resulting from the requirements of Deliberation CVM nº 489, (see Note 17 (h)).

				Unibanco Consolidated

				Balance of
	September 30,			acquired	December 31,
	2006	Constitution	Realization	companies	2006
Allowance for credit losses	644,489	130,565	85,469	190	689,775
Other provisions not currently deductible	1,083,960	133,842	88,763	(7,463)	1,121,576
Tax loss and negative basis of social
contribution carry-forwards	607,808	-	87,819	-	519,989
Social contribution carry-forwards
(Provisional Measure 2158-35)	454,495	-	3,228	-	451,267
Subtotal	2,790,752	264,407	265,279	(7,273)	2,782,607
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	66,914	-	1,987	-	64,927
Deferred tax obligations	(90,551)	(515)	(25)	-	(91,041)
Net deferred tax assets	2,767,115	263,892	267,241	(7,273)	2,756,493
Deferred tax assets	2,857,666				2,847,534
Deferred tax liabilities	90,551				91,041

				Unibanco Consolidated

				Balance of
	December 31,			acquired	December 31,
	2005	Increase	Realization	companies	2006
Allowance for credit losses	565,002	563,022	437,996	(253)	689,775
Other provisions not currently deductible (1)	976,185	944,231	791,893	(6,947)	1,121,576
Tax loss and negative basis of social
contribution carry-forwards	621,278	57,105	158,394	-	519,989
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	24,781	-	451,267
Subtotal	2,638,513	1,564,358	1,413,064	(7,200)	2,782,607
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	74,616	8	(11)	64,927
Deferred tax obligations	(55,403)	(38,417)	(2,779)	-	(91,041)
Net deferred tax assets	2,573,440	1,600,557	1,410,293	(7,211)	2,756,493
Deferred tax assets	2,628,843				2,847,534
Deferred tax liabilities	55,403				91,041
____________________
(1) Includes the amount of R$5,894 resulting from the requirements of Deliberation CVM nº 489, (see Note 17 (h)).

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2006, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2007	11,289	597,960	609,249	34,012	1,104,519	1,138,531
2008	26,099	428,444	454,543	48,738	817,010	865,748
2009	40,105	36,694	76,799	66,774	244,082	310,856
2010	56,760	-	56,760	86,649	108,804	195,453
2011	65,904	-	65,904	83,505	22,595	106,100
2012 to 2015	54,497	-	54,497	131,589	34,330	165,919
Total	254,654	1,063,098	1,317,752	451,267	2,331,340	2,782,607

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,174,245 in Unibanco and R$2,448,101 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated

		Twelve-months		Twelve-months
	Quarter ended	ended	Quarter ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2006	2006
Income before income tax and social
contribution, net of profit sharing	634,345	1,929,498	755,531	2,352,957
Income tax and social contribution expenses
at a rate of 25% and 9%	(215,677)	(656,029)	(256,881)	(800,005)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	91,276	283,731	(11,284)	(11,661)
Interest on capital paid , net	85,406	278,925	116,356	323,204
Permanent differences (net)	(19,811)	(86,114)	10,609	58,054
Income tax and social contribution for the period	(58,806)	(179,487)	(141,200)	(430,408)

20. Adjusted Net Income

	Unibanco	Unibanco Consolidated

	Quarter ended December 31, 2006
Net income	575,539	575,539
Adjustments to net income	(300,582)	129,703
Depreciation and amortization	53,724	96,038
Amortization of goodwill on acquisition of
subsidiary companies	7,931	49,645
Exchange gain on foreign investments	40,066	-
Allowance for losses on investments	-	296
Equity in results of subsidiary and associated
companies	(401,947)	(15,359)
Provision for foreclosed assets	(356)	(917)
Adjusted net income	274,957	705,242

21. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	2006	2005	2006	2005
Co-obligation and risks for guarantees
provided	9,546,039	7,273,524	9,559,527	7,315,343
Assets under management (mainly mutual
investment funds)	43,804,268	36,813,800	43,779,819	37,395,850
Lease commitments	10,458	41,520	10,474	41,570

22. Related-Party Transactions (Unibanco)

	2006	2005
Assets
Cash and due from banks	84	8,544
Interbank investments	6,574,765	5,403,333
Marketable securities and derivative financial instruments (a)	11,280,226	5,686,751
Interbank accounts	45	11,458
Lending operations	71,563	156,116
Other credits
. Income receivable
Dividends and interest on capital	88,975	58,297
. Sundry	33,033	233,096

Liabilities
Deposits	13,345,261	6,669,479
Securities sold under repurchase agreements	2,070,383	352,841
Resources from securities issued
. Securities abroad	2,616,614	193,396
Interbank accounts	43,794	37,243
Borrowings	93,057	172,832
Derivative financial instruments	-	57,079
Other liabilities
Social and statutory	385,380	354,313
Subordinated debt	37,162	31,099
Sundry	30,722	15,276

	Quarter ended	Twelve-months ended
	December 31,	December 31,
	2006	2006

Revenues
Lending operations	3,569	12,549
Marketable securities	498,442	1,841,843
Derivative financial instruments	6,384	35,493
Services rendered	75,351	290,134
Other operating income	1	1,834

Expenses
Deposits and securities sold	463,081	1,366,521
Borrowings and onlendings	2,122	12,906
Other administrative expenses	9,718	44,191
Other operating expenses	8,753	17,681
_______________
(a) Include marketable securities issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$10,971,860 (2005 - R$5,313,152).

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

23. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the quarterly financial information and their to fair values are as follows:

				Unibanco

		2006		2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	11,332,894	11,430,251	8,319,965	8,359,139
Marketable securities	21,263,929	21,433,586	17,335,197	17,497,584
Lending operations	29,184,388	29,296,180	25,114,066	25,147,028
Derivatives, net	234,630	234,630	257,622	257,622

Liabilities
Interbank deposits	11,329,818	11,329,842	5,154,940	5,155,424
Time deposits	24,785,358	24,825,103	26,465,823	26,452,178
Mortgage notes	444,474	445,535	515,043	514,378
Real estate notes	833,674	834,749	-	-
Resources from securities issued
abroad	3,668,372	3,667,651	1,213,447	1,200,155
Subordinated debt (Note 15(b))	3,277,153	3,342,148	2,994,916	3,078,959
Other liabilities (Note 15(c))	1,580,764	1,557,311	2,120,017	2,279,217
Treasury stocks	43,198	76,417	50,828	165,327

			Unibanco Consolidated

		2006		2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,723,721	5,798,934	3,771,082	3,788,546
Marketable securities	19,124,676	19,383,171	19,559,102	19,716,683
Lending operations	35,876,373	36,040,544	31,688,807	31,750,459
Derivatives, net	250,116	250,116	293,947	293,947

Liabilities
Interbank deposits	259,205	259,205	23,093	23,093
Time deposits	24,526,087	24,565,832	26,068,491	26,054,846
Mortgage notes	468,196	469,257	547,779	547,114
Debentures	706,865	706,865	-	-
Real estate notes	833,674	834,749	-	-
Resources from securities issued
abroad	1,051,805	1,050,496	1,020,103	1,008,527
Subordinated debt (Note 15(b))	3,239,991	3,304,363	2,963,817	3,047,313
Other liabilities (Note 15(c))	1,580,764	1,557,311	2,109,681	2,268,881
Treasury stocks	43,198	76,417	50,828	165,327

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 29, 2006 on the São Paulo Stock Exchange.

25.      Other Information

(a) Assets leased to third parties, in the amount of R$2,731,958 (2005 - R$1,164,800), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$2,239,892 (2005 - R$609,065) and the residual value received in advance from these lessees amounts to R$893,856 (2005 - R$347,421), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2006, the insurance coverage on properties and other assets in use totaled R$505,274 (2005 - R$549,385) in Unibanco and R$1,184,202 (2005 - R$1,201,513) in Unibanco Consolidated.

(c) The effect of accelerated amortization of goodwill, as well the extraordinary provisions constituted in the year are described bellows:

		Unibanco
	Unibanco	Consolidated
Accelerated amortization of goodwill (Note 11 (b))	(296,930)	(463,793)
Equity in the results of associated companies	(167,397)	-
Tax effects	157,746	157,746
Provision for credit losses	(49,500)	(49,500)
Provision for labor and tax litigation	(103,248)	(107,947)
Minority interest	-	4,165
Total effects	(459,329)	(459,329)

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
					Number of	Investment in
				Type of	Shares or	Controlled
Item	Name	CNPJ	Principal Activity	Company	quotas	Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Non-Financial Instituituion	1,069,751,053	49.902
02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	2,959,570	100.000
				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	239,244,367,903	100.000
04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,771	99.999
				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	10,556	99.991
				Financial
06	Fininvest Negócios de Varejo Ltda	33,098,658/0001-37	Service Render	Instituituion	63,786,483,156	95.302
				Financial
07	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	20,085,509,493	99.999
08	Dibens Leasing S.A. -			Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	81,086,903	99.999
				Financial
09	Interbanco S.A.	670,849	Bank	Instituituion	20,000,000	99.996
10	UAM – Assessoria e Gestão de			Non-Financial
	Investimentos Ltda.	59,608,174/0001-84	Service Render	Instituituion	16,400,000	99.999
11	Unibanco Negócios Imobiliários			Non-Financial
	Ltda.	66,180,076/0001-54	Service Render	Instituituion	55,664,264	99.999
12	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	100,000	99.999
13	Unibanco Empreendimentos e			Non-Financial
	Participações S.A.	60,938,552/0001-77	Service Render	Instituituion	33,141,678,039	52.949
				Non-Financial
14	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Instituituion	113,823,189	16.126
				Financial
15	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,536,793,648	100.000
				Non-Financial
16	Unicap Holdings S.A.	04,051,122/0001-68	Service Render	Instituituion	637,165,144	94.571
17	Unibanco Investshop – Corretora
	de Valores Mobiliários e Câmbio			Financial
	S.A.	89,560,460/0001-88	Brokerage	Instituituion	9,909,084	100.000
				Financial
18	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293
				Non- Financial
19	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Instituituion	22,000	49.986
				Non-Financial
20	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Brokerage	Instituituion	108,427,875	49.999

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	2,282,342	1,082,460	1,521,780	792,320	859,809	1,092,302
00.0.0.01.05.00	Time Deposits	-	2,014	-	-	-	-	-
00.0.0.01.07.00	Real Estate Notes	-	-	-	1,257	-	-	-
00.0.0.01.08.00	Debentures	-	120,797	311,066	393,932	630,126	11,085,678	-
00.0.0.01.09.00	Listed Companies
	Equity Securities	68,611	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	15,500	-	-	-	-	-	-
00.0.0.01.11.00	Other	203,308	202,010	99,456	85,014	22,568	333,165	58,412
00.0.0.02.01.00	Swaps	-	96,330	243,170	144,193	96,174	25,322	-
00.0.0.02.02.00	Forward contracts	-	49,174	22,806	1,140	51	-	-
00.0.0.02.04.00	Options	-	121,532	39,349	61,553	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	19,174	26,331	3,332	3,291	-	-
00.0.0.02.00.00	TOTAL OF
	DERIVATIVE
	FINANCIAL
	INSTRUMENTS	-	286,211	331,656	210,217	99,516	25,322	-
00.0.0.01.00.00	TOTAL OF
	MARKETABLE
	SECURITIES	287,419	2,607,164	1,492,982	2,001,984	1,445,014	12,278,652	1,150,714

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	7,798,176	7,631,012
00.0.0.01.02.00	Brazilian Central Bank Securities	2,014	2,014
00.0.0.01.05.00	Time Deposits	1,257	1,257
00.0.0.01.08.00	Debentures	12,541,600	12,541,600
00.0.0.01.09.00	Listed Companies Equity Securities	68,611	68,611
00.0.0.01.10.00	Non-listed Companies Equity Securities	15,500	15,500
00.0.0.01.11.00	Other	1,006,427	1,003,933
00.0.0.02.01.00	Swaps	605,188	605,188
00.0.0.02.02.00	Forward contracts	73,170	73,170
00.0.0.02.04.00	Options	222,434	222,434
00.0.0.02.06.00	Other Derivative Financial Instruments	52,128	52,128
00.0.0.02.00.00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	952,920	952,920
00.0.0.01.00.00	TOTAL OF MARKETABLE SECURITIES	21,433,585	21,263,928

7017 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	Own Portfolio	287,419	1,623,045	1,306,635	1,012,934	861,338	1,290,387	109,150
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	931,194	13,079	862,539	478,539	10,988,265	1,041,564
00.0.0.01.03.00	Derivatives
	Financial
	Instruments	-	286,211	331,656	210,217	99,516	25,322	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	24,927	173,268	126,511	105,138	-	-
00.0.0.01.08.00	Securities
	Subject to
	Transactions	-	27,997	-	-	-	-	-
00.0.0.01.00.00	Total	287,419	2,893,374	1,824,637	2,212,201	1,544,530	12,303,974	1,150,714

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

						Allowance
			% on the		% on the	for loan		% on the
Code	Description	Amount	total	Amount	total	losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	12,502,567.10	91.71	3,853,614.61	11.88	7,749.75	14,257,930.23	30.29
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,122,383.47	8.23	6,502,861.78	20.05	45,333.66	6,103,229.71	12.97
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	7,965.36	0.06	4,711,939.05	14.53	21,614.46	3,432,783.17	7.29
00.0.0.01.04.00	Other	-	-	17,368,171.36	53.54	1,546,177.00	23,274,947.67	49.45
00.0.0.01.00.00	Total	13,632,915.93	100.00	32,436,586.80	100.00	1,620,874.87	47,068,890.78	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in			Falling due portfolio

		Arrears
		over 15	Up to 3	3 months				More than
Code	Description	days	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.1.1.00.00.00	Public Sector	-	5,498	191,669	168,568	273,941	269,113	36,954
00.1.1.02.00.00	Corporate Activities	-	5,498	191,669	168,568	273,941	269,113	36,954
00.1.1.02.01.00	Manufacturing	-	2,705	185,759	152,808	258,181	262,123	36,954
00.1.1.02.04.00	Other Services	-	2,793	5,910	15,760	15,760	6,990	-
00.1.4.00.00.00	Private Sector	881,005	10,620,556	8,365,784	7,834,843	2,036,790	1,750,003	1,863
00.1.4.01.00.00	Agricultural	4,903	292,202	759,440	171,900	55,575	34,952	1,654
00.1.4.02.00.00	Manufacturing	123,747	4,893,001	2,798,983	3,323,019	967,495	427,716	-
00.1.4.03.00.00	Trade	88,149	3,137,654	1,105,582	493,195	118,591	211,229	136
00.1.4.04.00.00	Financial Services	478	514,489	484,899	556,991	23,188	-	-
00.1.4.05.00.00	Other Services	308,090	145,849	1,403,611	1,810,732	592,058	619,361
00.1.4.06.00.00	Individuals	342,360	1,590,758	1,706,708	1,232,226	98,593	16,605	-
00.1.4.07.00.00	Residential Construction
	loans	13,278	46,603	106,561	246,780	181,290	440,141	73
00.1.0.00.00.00	Total	881,005	10,626,053	8,557,453	8,003,411	2,310,730	2,019,117	38,818

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	26,095	69,827	-	-	-
00.1.1.02.00.00	Corporate Activities	26,095	69,827	-	-	-
00.1.1.02.01.00	Manufacturing	19,467	64,801	-	-	-
00.1.1.02.04.00	Other Services	6,628	5,026	-	-	-
00.1.4.00.00.00	Private Sector	19,533,219	19,445,024	250,106	81,579	117,472
00.1.4.01.00.00	Agricultural	463,636	308,951	-	-	-
00.1.4.02.00.00	Manufacturing	6,839,559	7,580,613	12,477	69,648	6,320
00.1.4.03.00.00	Trade	4,513,525	3,910,692	23,213	585	13,821
00.1.4.04.00.00	Financial Services	902,238	769,090	404	8	59
00.1.4.05.00.00	Other Services	4,296,467	4,218,421	64,444	2,845	42,336
00.1.4.06.00.00	Individuals	2,349,214	2,477,661	138,088	8,338	53,559
00.1.4.07.00.00	Residential Construction
	Loans	168,579	179,597	11,481	155	1,377
00.1.0.00.00.00	Total	19,559,314	19,514,851	250,106	81,579	117,472

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00.0.1.01.00.00	Local	3,386,384.53	152,627.84	13,919,883.60	8,929,754.15
00.0.1.01.01.00	The North	32,987.33	1,743.45	57,184.04	91,863.26
00.0.1.01.02.00	The Northeast	151,433.93	8,058.39	534,347.58	512,568.83
00.0.1.01.03.00	The Southeast	2,903,649.22	124,369.46	12,216,683.34	7,338,632.78
00.0.1.01.04.00	The Middle-west	55,526.20	5,210.65	250,178.47	171,847.15
00.0.1.01.05.00	The South	242,787.85	13,245.89	861,490.17	814,842.13
00.0.1.02.00.00	Abroad	1,007,730.76	-	1,935,719.76	-
00.0.1.00.00.00	Total	4,394,115.29	152,627.84	15,855,603.36	8,929,754.15

		Savings Deposits
		Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00.0.1.01.00.00	Local	1,187,462.64	5,091,625.51	30,488,822.14
00.0.1.01.01.00	The North	15,520.17	63,326.30	160,668.05
00.0.1.01.02.00	The Northeast	120,262.43	365,390.34	1,027,360.41
00.0.1.01.03.00	The Southeast	940,276.33	4,102,692.37	25,182,524.45
00.0.1.01.04.00	The Middle-west	34,418.28	127,232.72	659,242.09
00.0.1.01.05.00	The South	76,985.43	432,983.78	3,459,027.14
00.0.1.02.00.00	Abroad	-	-	1,947,764.66
00.0.1.00.00.00	Total	1,187,462.64	5,091,625.51	32,436,586.80

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

				Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00.0.0.01.01.00	Hot-money	-	2,384.74	-	-	-	-
00.0.0.01.02.00	Loans	5,350,108.91	4,818,994.77	1,435,902.97	547,544.36	240,091.70	107,237.30
00.0.0.01.03.00	Discounted Loans, Notes and Bills	409,014.06	144,245.23	74,219.55	22,871.85	6,100.36	4,646.71
00.0.0.01.04.00	Overdraft Loans	976,681.54	684,239.09	352,727.90	110,891.10	6,737.80	1,690.69
00.0.0.01.05.00	Individual Loans	367,030.26	875,417.22	58,258.40	21,525.17	13,193.20	10,758.26
00.0.0.01.06.00	Individual Financing	132,582.22	1,554,908.58	84,063.61	96,999.94	39,351.41	22,270.30
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	429,795.76	217,043.99	138,368.25	26,699.19	1,071.02	35.33
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	182,468.03	29,789.75	16,470.23	1,462.00	1,252.97	449.74
00.0.0.01.09.00	Vendor	187,372.03	25,443.91	116,770.79	183.86	-	-
00.0.0.01.10.00	Purchase Financing	367,704.08	199,807.64	100,170.60	29,095.42	1,340.67	70.82
00.0.0.01.11.00	Agricultural	529,686.84	441,087.69	280,300.11	49,649.35	7,787.90	1,269.87
00.0.0.01.12.00	Real Estate Loans	1,262,626.25	78,224.03	44,120.21	41,390.15	14,687.17	8,391.87
00.0.0.01.15.00	Other Financing	4,778,511.07	1,999,247.17	391,377.94	223,484.51	32,506.95	6,749.72
00.0.0.01.16.00	Leasing	53,229.14	16,815.41	15,511.99	2,221.46	-	-
00.0.0.01.19.00	Other Loans	381,340.72	92,303.39	11,632.92	12,291.73	5,639.55	4,864.01
00.0.0.01.00.00	Total	15,408,150.91	11,179,952.61	3,119,895.47	1,186,310.09	369,760.70	168,434.62

			Amounts by Risk Level			Total

Code	Description	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	2,384.74	-
00.0.0.01.02.00	Loans	108,395.73	78,729.25	472,081.28	13,159,086.27	1,094,213.88
00.0.0.01.03.00	Discounted Loans, Notes and Bills	4,889.15	5,142.59	53,361.17	724,490.67	309,086.24
00.0.0.01.04.00	Overdraft Loans	1,064.44	49.99	35.59	2,134,118.14	-
00.0.0.01.05.00	Individual Loans	9,855.04	10,341.51	60,418.90	1,426,797.96	-
00.0.0.01.06.00	Individual Financing	18,109.04	14,896.49	88,310.37	2,051,491.96	1,865,894.75
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	8.13	54.25	1,672.56	814,748.48	152,383.76
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	218.50	679.75	4,243.90	237,034.87	44,333.03
00.0.0.01.09.00	Vendor	-	-	-	329,770.59	-
00.0.0.01.10.00	Purchase Financing	-	183.44	294.46	698,667.13	-
00.0.0.01.11.00	Agricultural	652.86	2,717.83	7,473.15	1,320,625.60	1,158,271.91
00.0.0.01.12.00	Real Estate Loans	6,183.50	6,809.99	20,027.46	1,482,460.63	1,473,949.88
00.0.0.01.15.00	Other Financing	18,858.25	1,483.47	4,824.44	7,457,043.52	4,414,024.26
00.0.0.01.16.00	Leasing	-	-	-	87,778.00	-
00.0.0.01.19.00	Other Loans	0.20	405.14	1,610.58	510,088.24	13,106.74
00.0.0.01.00.00	Total	168,234.84	121,493.70	714,353.86	32,436,586.80	10,525,264.45

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	12,167,131.40	4,796,629.69	1,421,418.82	5,995,753.76	6,406,003.57
00.0.0.01.02.00	Leasing Operations	55,447.00	32,331.00	-	-	-
00.0.0.01.03.00	Other	344,407.47	59,072.51	5,446.96	1,051,783.32	101,161.30
00.0.0.01.00.00	Total	12,566,985.87	4,888,033.20	1,426,865.78	7,047,537.08	6,507,164.87

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.02.00	Assignment of loan without co- obligation	-	-	-	3,273.02
00.0.0.01.00.00	Total	-	-	-	3,273.02

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	564.24	561,904.34	2,534.32	2,420,977.15	271.69	310,119.13
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	13.32	185,120.25	61.86	864,728.36	8.06	113,076.68
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	11.47	375,895.30	31.56	928,291.34	5.12	159,001.12
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.52	455,767.54	6.26	430,678.66	2.01	143,935.63
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	4.93	939,490.70	4.06	808,915.27	2.13	456,792.48
00.0.0.01.06.00	Over to R$ 500,000.00	2.50	12,889,972.78	1.54	5,726,361.83	0.74	1,936,970.43
00.0.0.01.00.00	Total	602.98	15,408,150.91	2,639.60	11,179,952.61	289.75	3,119,895.47

		C		D		E

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	105.75	147,574.44	54.88	82,937.36	37.02	58,531.80
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.88	69,504.39	2.52	35,140.72	1.70	23,603.95
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	3.75	115,614.51	1.70	50,855.61	1.02	30,358.66
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	1.19	82,950.13	0.37	25,261.81	0.25	17,199.39
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.86	167,682.47	0.23	43,357.93	0.13	23,695.35
00.0.0.01.06.00	Over to R$ 500,000.00	0.17	602,984.15	0.03	132,207.27	0.01	15,045.47
00.0.0.01.00.00	Total	116.60	1,186,310.09	59.73	369,760.70	40.13	168,434.62

		F		G		H

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	33.10	52,920.77	31.03	48,075.83	169.12	284,478.96
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.36	18,920.67	1.20	17,064.35	6.98	97,578.54
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.88	26,159.04	0.74	21,882.70	4.29	126,354.57
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.17	11,827.68	0.15	10,229.85	0.88	60,593.77
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.10	17,697.93	0.09	15,832.20	0.40	70,334.74
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	40,708.75	0.01	8,408.77	0.04	75,013.28
00.0.0.01.00.00	Total	35.62	168,234.84	33.22	121,493.70	181.71	714,353.86

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	6,491	-	4,989	1,502
00.0.1.02.00.00	Property and Equipment in process	1	-	-	1
00.0.1.03.00.00	Land and Buildings in Use	107,452	2,097	1,789	107,760
00.0.1.03.01.00	Land and Buildings	107,452	2,097	1,789	107,760
00.0.1.04.00.00	Facilities, Furniture and Equipment	62,792	16,710	3,324	76,177
00.0.1.05.00.00	Other	146,031	22,125	10,601	157,556
00.0.1.00.00.00	Total	322,766	40,932	20,703	342,995

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	10,953,715	4,868,056	6,071,673	12,715,925	2,784,935	9,674,586
00.0.1.01.01.00	Demand Deposits	4,540,336	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,919,642	6,051,000	12,017,973	2,784,935	11,808
00.0.1.01.03.00	Savings Deposits	6,279,088	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	948,414	20,673	697,952	-	9,662,779
00.0.1.01.05.00	Foreign Deposits	6,407	-	-	-	-	-
00.0.1.01.06.00	Other	127,884	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	8,462,431	4,733,255	6,389,440	485,922	1,570
00.0.1.03.00.00	Local Borrowings	-	49	146	213	213	81
00.0.1.04.00.00	Foreign Borrowings	-	752,430	933,351	1,192,868	82,415	13,195
00.0.1.05.00.00	Local Onlendings	-	708,524	1,296,115	2,098,492	935,174	600,953
00.0.1.06.00.00	Foreign Onlending	-	2,071	16,653	30,688	14,121	-
00.0.1.08.00.00	Subordinated Debt	-	16,017	436,467	320,700	1,069,000	1,434,968
00.0.1.00.00.00	Total	10,953,715	14,809,579	13,487,660	22,748,327	5,371,781	11,725,354

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	9,000,133	13,080,293	4,080,160
00.0.0.01.01.00	Credit Risk	-	-	-	8,007,919	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	-	-	-	431,520	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	560,693	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	6,514,640	5,843,955	670,685
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	772,680	12,737,426	11,964,746	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	772,680	8,000,000	7,227,320	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00.0.0.01.00.00	Required Stockholders’ Equity Compatiblewith the Degree of Risk of Assets(Brazil index)	9,190,182	13,870,940	4,680,758
00.0.0.01.01.00	Credit Risk	8,629,592	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	431,520	-	-
00.0.0.01.03.00	Interest Rate Market Risk	129,070	-	-
00.0.0.02.00.00	Fixed Assets Ratio	6,909,593	3,063,571	3,846,022
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
	Branch				(Loss) for the
Item	Code	Branch Name	Assets	Liabilities	Period

					(+/-)
1	53855	Patriarca	67,781,486.74	59,420,957.44	(322,217.97)
2	800260	Cayman	14,097,466.74	13,172,423.68	142,668.65
3	89027	Business Center Paulista	8,453,981.03	8,467,145.41	132,976.38
4	96317	Business Center Rio	2,561,631.98	2,423,349.64	65,357.56
5	96074	Business Center Santo Amaro	2,723,868.81	2,841,259.04	(150,208.76)
6	33315	Sete de Setembro	1,278,388.05	1,206,908.37	30,920.99
7	57338	Carijós - BH	1,025,645.99	975,272.26	26,043.06
8	117926	Paulista	781,499.60	821,612.81	(19,501.44)
9	12660	Campinas Centro	597,673.19	588,646.13	6,723.81
10	17972	Ribeirão Preto	579,244.47	575,322.69	(4,141.58)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	81,809.27
00.0.0.01.02.00	Private Retirement	5,331.38
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	23,509.38
00.0.0.01.05.00	Compensation for Hired Employees	8,265.25
00.0.0.01.06.00	Labor Insurance Claims Premiums	826.36
00.0.0.01.07.00	Other Employees Benefits	65,498.99
00.0.0.01.00.00	TOTAL CHARGES	185,240.63
00.0.0.02.02.00	Income Taxes (+/-)	90,672.06
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	4,982.52
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	12,604.30
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	82,758.17
00.0.0.02.06.00	ISS (Municipal Services Tax)	21,955.16
00.0.0.02.07.00	Other (+/-)	25,552.18
00.0.0.02.00.00	TOTAL TAXES (+/-)	238,524.39

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00.0.0.01.01.00	Demand Deposits	15,520.00	20,893,573.67
00.0.0.01.06.00	Collections	53,843.00	174,320.78
00.0.0.01.00.00	Total	69,363.00	21,067,894.45

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	21,365,004.00	14,354,338.57
00.0.1.01.01.00	Conventional System	28,805.00	23,526.92
00.0.1.01.02.00	Electronic System	21,336,199.00	14,330,811.65
00.0.1.02.00.00	Electronic Draft	54,075.00	32,247.93
00.0.1.03.00.00	Electronic Transfers	128,766.00	18,622.65
00.0.1.04.00.00	Electronic Collection	30,721,418.00	20,943,092.85
00.0.1.00.00.00	Total	52,269,263.00	35,348,302.00

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1
We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended December 31, 2006, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the year then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4
The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, regarding the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of December 31, 2006 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information.

5
The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole.

Exhibits 7016 to 7032 and 7034 to 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be fairly presented in relation to the quarterly financial information referred to in paragraph 1, taken as a whole.

São Paulo, February 13, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,667,921.01	233,795.48	250,106.42	1,651,610.07
00.0.0.01.06.00	Lending Operations	1,619,623.98	233,031.45	250,106.42	1,602,549.01
00.0.0.01.07.00	Leasing Operations	-	469.45	-	469.45
00.0.0.01.08.00	Other Credits	17,561.83	294.58	-	17,856.41
00.0.0.01.09.00	Investments	30,735.20	-	-	30,735.20
00.0.0.04.00.00	LIABILITIES	1,427,402.54	258,955.76	133,669.23	1,552,689.07
00.0.0.04.03.00	Labor Contingencies	376,866.90	37,565.74	102,663.85	311,768.79
00.0.0.04.04.00	Other Civil Contingencies	234,046.89	20,336.30	24,962.00	229,421.19
00.0.0.04.05.00	Other Contingencies	816,488.75	201,053.72	6,043.38	1,011,499.09

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	2,807,755.81
00.0.1.01.00.00	Capital	2,800,189.91
00.0.1.01.01.00	Common Shares - Local Residents	1,510,720.80
00.0.1.01.02.00	Common Shares - Foreign Residents	595.53
00.0.1.01.03.00	Preferred Shares - Local Residents	343,178.85
00.0.1.01.04.00	Preferred Shares - Foreign Residents	945,694.73
00.0.1.02.00.00	Treasury Shares	7,565.90
00.0.1.02.02.00	Preferred Shares	7,565.90

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	10.17.2006	2	10.31.2006	1	0.000038823500000
2	10.17.2006	2	10.31.2006	2	0.000042705900000
3	12.27.2006	2	01.31.2007	1	0.000122911400000
4	12.27.2006	2	01.31.2007	2	0.000135202600000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

1	06.29.2006	8,000,000.00	3,000,000.00	1,398,897.47

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	9,406,721.70	1,742,972.53	1,753,847.53	9,395,846.70
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	279,871.88	47,433.32	8,217.63	319,087.57
00.0.0.01.02.00	Individuals and Non-Financial Companies	3,304,169.90	681,635.22	167,790.15	3,818,014.97
00.0.0.01.03.00	Other	5,822,679.92	1,013,903.99	1,577,839.75	5,258,744.16
00.0.0.02.00.00	Co-Obligation for Credit Assignment	29,285.55	-	4,099.11	25,186.44
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	29,285.55	-	4,099.11	25,186.44

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and Local Branches
Code	Description		Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,347,870.56	6,355,911.32	8,703,781.88
00.0.0.01.01.00	Cash And Due From Banks	175,219.59	118,892.99	294,112.58
00.0.0.01.02.00	Marketable Securities	-	4,277,052.02	4,277,052.02
00.0.0.01.03.00	Lending Operations	-	1,943,425.31	1,943,425.31
00.0.0.01.04.00	Other Credits	2,172,650.97	16,541.00	2,189,191.97

00.0.0.04.00.00	LIABILITIES	5,123,172.38	11,357,280.23	16,480,452.61
00.0.0.04.01.00	Deposits	6,406.82	3,119,238.48	3,125,645.30
00.0.0.04.02.00	Other Funding	4,383,619.76	4,048,809.06	8,432,428.82
00.0.0.04.03.00	Borrowings	733,145.80	2,241,113.77	2,974,259.57
00.0.0.04.07.00	Subordinated Debt	-	1,948,118.92	1,948,118.92

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	8,144,520.14	451,256.57	15,419.42	9,749.20	62,035.53	20,801.02
00.0.0.01.01.00	Cash And Due From Banks	138,821.51	123,301.83	15,009.01	1,995.22	3,944.95	11,040.06
00.0.0.01.02.00	Marketable Securities	4,273,474.61	3,577.41	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,933,008.79	10,416.52	-	-	-	-
00.0.0.01.04.00	Other Credits	1,799,215.23	313,960.81	410.41	7,753.98	58,090.58	9,760.96

00.0.0.04.00.00	LIABILITIES	15,849,391.26	485,615.51	8,238.78	20,210.84	83,834.73	33,161.49
00.0.0.04.01.00	Deposits	3,022,791.02	102,854.01	-	-	-	0.27
00.0.0.04.02.00	Other Funding	8,145,416.74	245,215.95	8,238.78	1,449.28	23,529.53	8,578.54
00.0.0.04.03.00	Borrowings	2,733,064.58	137,545.55		18,761.56	60,305.20	24,582.68
00.0.0.04.07.00	Subordinated Debt	1,948,118.92	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Net income reached R$2,210 million in 2006, a 20.2% increase year on year, excluding the extraordinary goodwill amortization recorded in September 2006 and resulted from the acceleration of the amortization period from 10 to 5 years.

Operating income was R$3,349 million in 2006, up 14.6% from the prior year. As a consequence, net income – before the extraordinary event of goodwill amortization – increased 20.2%, reaching R$2,210 million.

In 2006, the return on average shareholders’ equity reached 22.4%, utilizing the average shareholders’ equity and the net income before the extraordinary goodwill amortization, better than the 21.1% return achieved in 2005.

Unibanco’s stockholders’ equity reached R$9,921 million on December 31, 2006, growing 6.4% from December 2005. Return on average equity – before the extraordinary event of goodwill amortization – was 22.4%, up from 21.1% in 2005.

Goodwill Amortization

During 3Q06, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was in the amount of R$460 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions.

Assets and Liabilities

Unibanco’s consolidated assets surpassed R$100 billion in 2006, reaching R$103,778 million at the end of December, 2006, up 13.0% from December, 2005.

In December 2006, the securities portfolio was R$19,125 million, of which 49% were classified as trading securities, 35% as securities available for sale and 16% as securities held to maturity.

Unibanco and its subsidiaries classify as held to maturity a portion of their portfolio for which they have financial capability to hold in the portfolio until maturity, based on the interest rates (positive spread) and currency of their liability positions.

The loan portfolio stood at R$45,361 million at the end of 2006. In 2006, the highlights were the increase of 26.7% in the credit card loan portfolio and the 16.1% growth in SMEs credit transactions. The growth of 13.8% in the total loan portfolio is explained, mainly by the conservative credit approach, adopted since mid-2005, particularly in some of the consumer finance companies portfolios.

The allowance for loan losses was R$2,666 million in December 2006, equivalent to 5.9% of the total portfolio. Of this total, R$599 million are additional allowance for loan losses, based on more conservative percentages than those required by the regulatory authority, posting a 35.8% increase in comparison with the R$441 million additional allowance for loan losses posted in December 2005.

The more conservative approach on credit concession, adopted since mid-2005, allowed the improvement in credit loan portfolio. In December 2006, the balance of credits rated AA to C made up 93.6% of the total loan portfolio, up from 92.3% at the end of December 2005.

Comments on Performance

Profit from financial intermediation before provision for loan losses was R$9,817 million in 2006, a 16.9% increase from the previous year. This growth is mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

Fees from services rendered totaled R$3,582 million in 2006, up 9.5% from the previous year.

Higher revenue generation and the expense rationalization resulted in an improvement of Unibanco’s operational efficiency. The efficiency ratio reached 49.3% in 2006.

Total deposits and assets under management (AUM) stood at R$79,413 million in June 2006, up 8.9% in 12 months.

The continuous improvement in the deposit mix is explained by a 29.9% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to December 2005. The highlight was the growth in Core Time Deposits: 79.1% over the past 12 months. Core deposits represented 45.4% of total deposits in December 2006, a significant increase from the 35.1% in December 2005.

Unibanco’s BIS ratio reached, in December 2006, 16.0%, above the minimum 11% level determined by the Brazilian Central Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer